
10013108

Securities and Exchange Commission

Amendment 1
to
Form 1-A


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
JUL 15 2010
193
SECTION

Regulation A Offering Statement

Under The Securities Act of 1933

First National Corporation of Wynne
(Exact Name of Issuer as Specified in Its Charter)

Arkansas
(State of Incorporation)

528 East Merriman, Wynne, Arkansas 72396
870/238-2361
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Offices)

Mr. John Ed Gregson
First National Corporation of Wynne
528 East Merriman, Wynne, Arkansas 72396
870/238-2361
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6022	71-0605503
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. _X

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) and (b) List the full names and business and residential addresses, as applicable, for the Issuer's directors and officers:

Name	Residence Address	Business Address
John Ed Gregson Director and President of Subsidiary Bank	11807 Horseshoe Circle Hughes, AR 72348	528 East Merriman Wynne, AR 72396
Bobby Caldwell Director	1112 Oakwood Drive Wynne, AR 72396	P.O. Box 789 Wynne, AR 72396
Danny Clements Director	2106 Crafts Lane Jonesboro, AR 72401	2106 Crafts Lane Jonesboro, AR 72401
Stephen B. Meyer, Jr. Director	1111 Oakwood Drive Wynne, AR 72396	P.O. Box 1045 Wynne, AR 72396
Clarence Bryan Moery, Jr. Director	1600 Hamilton Wynne, AR 72396	P.O. Box 1025 Wynne, AR 72396
W.D. Stewart, Jr. Director	1105 Hwy 64 East Wynne, AR 72396	P.O. Box 554 Wynne, AR 72396
Paul Hall Officer of Subsidiary Bank	1200 Peterson Road Wynne, AR 72396	528 East Merriman Wynne, AR 72396

(c) List the full names and business and residential addresses, as applicable, for the Issuer's general partners:

Not applicable.

(d) List the full names and business and residential addresses, as applicable, for the record owners of 5% or more of any class of the Issuer's equity securities:

Doyl E. and Aletha A. Brown
1314 E. Hamilton
Wynne, Arkansas 72396

The First National Bank of Wynne
Employee Stock Ownership Plan
c/o Trust Dept.
P.O. Box 129
Wynne, Arkansas 72396

(e) List the full names and business and residential addresses, as applicable, for the beneficial owners of 5% or more of any class of the Issuer's equity securities:

See (d) above.

(f) List the names and business and residential addresses, as applicable, for the promoters of the Issuer.

Not applicable.

(g) List the full names and business and residential addresses, as applicable, for the affiliates of the Issuer:

First National Corporation of Wynne ("Company" or "Issuer") has two affiliates. One of the Company's affiliates is its wholly owned subsidiary, The First National Bank of Wynne, Wynne, Arkansas, which has the same address as the Company, and to the extent they are considered affiliates under Rule 405, see names of officers and directors of the Issuer in response to items (a) and (b) above. The Company's other affiliate is Twin Lakes Community Bank, Flippin, Arkansas. The Company owns approximately 35% of the outstanding shares of Twin Lakes Community Bank. The business address for Twin Lakes Community Bank is 301 South First Street, Flippin, Arkansas 72634.

(h) List the full names and business and residential addresses, as applicable, for the counsel to the Issuer with respect to the proposed offering:

Gerrish McCreary Smith, PC
700 Colonial, Suite 200
Memphis, Tennessee 38117
Attn: Philip K. Smith

(i) List the full names and business and residential addresses, as applicable, for each underwriter with respect to the proposed offering:

Not applicable.

(j) List the full names and business and residential addresses, as applicable, for the underwriter's directors:

Not applicable.

(k) List the full names and business and residential addresses, as applicable, for the underwriter's officers:

Not applicable.

(l) List the full names and business and residential addresses, as applicable, for the underwriter's general partners:

Not applicable.

(m) List the full names and business and residential addresses, as applicable, for the counsel to the underwriter:

Not applicable.

Item 2. Application of Rule 262.

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) None.

(b) The Common Stock to be offered by the Issuer in its Dividend Reinvestment Plan will be offered to the Issuer's existing security holders, who reside in the states of Arizona, Arkansas, California, Colorado, District of Columbia,

Florida, Georgia, Oklahoma, Louisiana, Michigan, Mississippi, Missouri, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, and Texas. The Dividend Reinvestment Plan and any shares of Common Stock sold by the Issuer to such plan are being offered to existing security holders of the Issuer by delivery of the final Offering Circular by United States Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year.

None.

Item 6. Other Present or Proposed Offerings.

The Issuer, as a bank holding company, is continuously reviewing opportunities for the acquisition of other banks and/or bank holding companies which might be acquired with cash or common stock of the Issuer. No offer has been made to acquire an entity for common stock of the Issuer, and the Board of Directors is not presently contemplating an offer of such common stock.

Item 7. Marketing Arrangements.

None.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

Not applicable.

Item 9. Use of a Solicitation of Interest Document.

None.

Available Information

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information. The Company will not be required to file periodic reports with the Securities and Exchange Commission as a result of this offering.

Part II - Offering Circular

Offering Circular

First National Corporation of Wynne
Dividend Reinvestment Plan

40,000 shares of Common Stock
$0.01 par value per share

TO THE STOCKHOLDERS OF FIRST NATIONAL CORPORATION OF WYNNE:

We are pleased to provide you this Offering Circular describing the First National Corporation of Wynne Dividend Reinvestment Plan ("Plan") for the stockholders of First National Corporation of Wynne ("Company"). The Plan offers our stockholders who own common stock the opportunity to automatically reinvest the cash dividends from your First National Corporation of Wynne Common Stock ("Common Stock") in the purchase of additional shares of the Common Stock. No brokerage commissions, fees, or service charges will be paid by stockholders participating in the Plan for purchases made under the Plan. Investment in the Common Stock of the Company may involve certain risks. See "Risk Factors."

Dividends will be reinvested on a semi-annual basis as paid. The Plan will purchase shares of Common Stock from the Company as described herein.

You may enroll in the Plan by completing the enclosed Authorization Form and returning it to The First National Bank of Wynne, Attention: Dividend Reinvestment Plan Administrator. Stockholders enrolled in the Plan will continue in the Plan unless they notify the Plan Administrator in writing that they wish to withdraw from participation.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends by check, if and when such dividends are declared.

Additional information about the Plan is provided in question and answer form in this Offering Circular. Please contact us if you have any questions.

Sincerely,

John Ed Gregson
President

This Offering Circular relates to 40,000 shares of Common Stock of the Company, $0.01 par value per share, registered for sale under the Plan. Please retain this Offering Circular for future reference.

FIRST NATIONAL CORPORATION OF WYNNE
528 East Merriman
Wynne, Arkansas 72396
(870) 238-2361

40,000 Shares of Common Stock

All the shares of Common Stock offered hereby are being sold by First National Corporation of Wynne ("Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or quotation system. The offering price will be determined as set forth in the Dividend Reinvestment Plan, attached hereto as Exhibit A. It is anticipated that approximately 40,000 shares will be offered.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The shares of Common Stock of the Company offered hereby do not represent deposits of First National Bank of Wynne and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company (1)(2)
Per Share	$ (1)	$ None	$ (1)
Total	$ (1)	$ None	$ (1)

(1) Authorized unissued shares of the Company's Common Stock purchased through the Plan from the Company will be purchased at the "calculated market value," which will be calculated pursuant to the book value of the Company excluding gains or losses in the Company's available-for-sale securities. The book value (excluding gains or losses in the Company's available-for-sale securities) of the Company as of the end of the first calendar quarter or the end of the third calendar quarter, as applicable, will be the purchase price per share for the dividend paid in the month following the calendar year end or the end of the first two calendar quarters. See "Purchases".

(2) Before deducting expenses of this offering, including legal, accounting, printing and mailing expenses, which are estimated to be approximately $2,500.

The date of this Offering Circular is ____________, 2010

TABLE OF CONTENTS

This Offering Circular contains all of the representations by the Company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This Offering Circular, together with financial statements and other attachments, consists of a total of __ pages.

Available Information

First National Corporation of Wynne's principal executive offices are located at 528 East Merriman, Wynne, Arkansas 72396, and its telephone number is (870) 238-2361.

The Company has filed with the Securities and Exchange Commission a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended ("Securities Act"), relating to the shares of Common Stock offered through this Offering Circular. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

The Offering Statement may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Copies of such material also may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, DC 20549.

Summary

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Offering Circular.

Company

First National Corporation of Wynne ("Company"), an Arkansas corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is the bank holding company which owns all the issued and outstanding stock of First National Bank of Wynne ("Bank"). See "Information Regarding the Company."

Bank

The Bank is a national banking association headquartered in Wynne, Arkansas. The Bank engages in commercial banking and related businesses from its main office in Wynne and branches in Forrest City, Cherry Valley, Harrisburg and Wynne, Arkansas. See "Information Regarding the Company - Business and Competition."

Common Stock

The Company is offering up to 40,000 shares of its Common Stock, par value $0.01 per share ("Common Stock"), to stockholders of the Company pursuant to voluntary participation by the stockholders in the Company's Dividend Reinvestment Plan. As of June 30, 2010, the Company has issued 28,395 shares under the Dividend Reinvestment Plan. The Company may issue up to 11,604 additional shares under the Dividend Reinvestment Plan in the future. Purchases of the Common Stock by the Plan in the month following the payment of any dividend will be at a price equal to the per share book value (excluding gains or losses in the Company's available for sale securities) of the Company at the end of the previous calendar year or the end of the first two calendar quarters, as applicable, multiplied by the ratio of the appraised price per share from the most recently available previous annual appraisal as of year end to the book value per share of the Company at the most recent year end. See "Information Regarding the Company - Description of Common Stock" and "Dividend Reinvestment Plan - Purchases."

Dividend Reinvestment Plan

The Company is offering a Dividend Reinvestment Plan ("Plan") to its stockholders as a convenient way to invest their cash dividends in shares of Common Stock of the Company. See "Dividend Reinvestment Plan."

Use of Proceeds

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiary. See "Information Regarding the Company - Use of Proceeds."

Participation

A stockholder of the Company who desires to participate in the Dividend Reinvestment Plan should complete the Authorization Form for Dividend Reinvestment Plan as set forth in Appendix II to this Offering Circular. See "Dividend Reinvestment Plan - Participation."

Risk Factors

A stockholder of the Company considering participation in the Plan should review the risk factors associated with investment in the Common Stock of the Company. **Shares of Common Stock of the Company do not represent deposits in the Bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency. See "Risk Factors."**

(Remainder of page intentionally left blank.)

Dividend Reinvestment Plan

The provisions of the First National Corporation of Wynne Dividend Reinvestment Plan ("Plan") are discussed in question and answer form below. Holders of shares of First National Corporation of Wynne ("Company") Common Stock ("Common Stock") who do not wish to participate in the Plan will continue to receive cash dividends by check, if and when declared, as in the past. Stockholders owning shares of the Company's Common Stock who do wish to participate in the Plan will need to provide the Company an Authorization Form as discussed below.

The following description does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Plan, a copy of which is attached as Appendix I to this Offering Circular and is incorporated by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

Purpose

1. **What is the purpose of the Plan?** The purpose of the Plan is to provide owners of the Company's Common Stock with a convenient way to invest cash dividends in shares of Common Stock without any deduction for brokerage commissions, service charges, or other expenses.

   The Plan provides that original issue shares of Common Stock will be purchased from the Company for the accounts of participants whereby the Company would receive additional funds for general corporate purposes.

Advantages

2. **What are the advantages of the Plan?** The participants in the Plan may:

   - Invest dividends on all or a part of the shares of the Company's Common Stock registered in their names automatically without specifically having to take action at each dividend payment date.

   - Invest the full amount of dividends since the Plan permits fractional interests in the shares of Common Stock held in the Plan.

   - The individual stockholders will not incur any brokerage fees and commissions for purchases under the Plan.

   - Avoid cumbersome safekeeping requirements through the free custodial service for shares purchased through the Plan.

- Avoid record keeping cost and inconvenience through the free reporting provisions of the Plan.

Participation

3. **Who is eligible to participate?** All shareholders of record of the Company's Common Stock are eligible to participate in the Plan. Stockholders eligible to participate who wish to participate with respect to less than all of their shares may do so by entering the number of shares as to which they wish to participate on the Authorization Form.

4. **How does an eligible stockholder become a participant?** An eligible stockholder may join in the Plan by signing the Authorization Form and returning it to the Plan Administrator. A return envelope is provided for this purpose. An Authorization Form is enclosed with this Prospectus and additional forms may be obtained at any time by written request to the Corporate Secretary, The First National Bank of Wynne, P.O. Box 129, Wynne, Arkansas 72396.

5. **When may a stockholder join the Plan?** An eligible stockholder may join the Plan at any time.

   If an Authorization Form specifying reinvestment of dividends is received by the Plan Administrator five (5) days before the record date is established for payment of a particular dividend, reinvestment will commence with that dividend payment. If the Authorization Form is received after that date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

   The usual semi-annual dividend payment dates for the Company are in January and July. The first anticipated dividend payment date in 2010 for the Company's Common Stock for which the Dividend Reinvestment Plan will be available will be August 2010. The Dividend Record Date for determining stockholders who receive dividends normally precedes the Dividend Payment Date by one week.

6. **What does the Authorization Form provide?** The Authorization Form allows the stockholder to indicate whether or not and the extent to which he or she desires to participate in the Plan, by checking the appropriate boxes. It allows the stockholder to indicate whether he or she wishes to reinvest dividends paid on all or some portion of the shares of the Company's Common Stock registered in the participant's name.

   Dividends on all Shares of Common Stock purchased for each participant's account under the Plan will be automatically reinvested in additional shares of Common Stock.

7. **What additional steps must an eligible stockholder take in order to invest dividends received with respect to less than all the shares of Common Stock held in his or her name?** In order to facilitate the record keeping required by the Plan, stockholders wishing to invest only part of the dividends they receive may be required to deliver to the Plan

Administrator the certificates representing shares with which the stockholder wishes to participate. Separate certificates would then be issued; one certificate for those shares on which the dividends are to be invested pursuant to the Plan and a second certificate for those shares on which the stockholder will continue to receive dividends directly in cash. Participants will be notified if it becomes necessary to implement this procedure.

8. **May a participant change the amount of participation after enrollment?** If a participant elects to participate through the reinvestment of dividends on all shares registered in the participant's name but later decides to participate with respect to only a portion of the shares registered in the participant's name, the participant must notify the Plan Administrator in writing to that effect, but such notification must be received no later than fifteen (15) days before a particular Dividend Record Date in order to stop the full reinvestment of the corresponding dividend. (See numbers 7 above and 22 below).

9. **Is a stockholder participating with all the shares of Common Stock held in his or her name required to deliver stock certificates to the Plan Administrator?** No. A stockholder participating in the Plan with respect to all of his or her shares will not be required to deliver certificates to the Plan Administrator now or in the future unless such stockholder changes the amount of participation to less than all the shares held in his or her name. (See Numbers 7 and 8 above.)

Administration

10. **Who administers the Plan for participants?** The First National Bank of Wynne, Wynne, Arkansas ("Plan Administrator") administers the Plan for participants, arranges for the custody of share certificates, keeps records, sends statements of account to participants and performs other clerical duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by the Plan Administrator and registered in the name of a nominee as agent for the participants in the Plan.

Costs

11. **Are there any expenses to the participants in connection with purchases under the Plan?** No. No brokerage commissions or fees will be charged for purchases of shares made through the Plan directly from the Company. In addition, all costs of administration of the Plan will be paid by the Company.

Purchases

12. **What will be the price of shares of Common Stock purchased under the Plan?** The original issue shares of Common Stock to be purchased through the Plan from the Company will be purchased at the calculated market value. Due to the limited number of trades, if any, in the market which establish a market price for the Company's Common Stock, the

price per share for shares purchased will be calculated pursuant to the book value (excluding gains or losses in the Company's available-for-sale securities) of the Company. Shares purchased for the Plan with dividends paid after the first or second half of any calendar year will be purchased at a price equal to the per share book value (excluding gains or losses in the Company's available-for-sale securities) of the Company at the end of the first calendar quarter or the end of the third calendar quarter, as applicable. Only the shares that may be sold by the Company to participants under the Plan are the subject of this Offering Circular.

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and a quarterly report at the end of the first three calendar quarters containing certain unaudited financial information. Receipt of this information will inform participants of the book value per share of Common Stock. The Company anticipates that participants will receive such information more than 15 days prior to each record date. The purchase price to be paid for shares to be acquired with the July dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the first calendar quarter of the current year as set forth in this Offering Circular. The purchase price to be paid for shares to be acquired with the January dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the third calendar quarter of the preceding year.

13. **How many shares of Common Stock will be purchased for participants?** If you become a participant in the Plan, the number of shares to be purchased depends on the amount of your dividends, and the calculated market value based on the book value (excluding gains or losses in the Company's available-for-sale securities) for the Common Stock. Your account will be credited with that number of shares, including fractions computed to four (4) decimal places, equal to the total amount invested by you, divided by the average purchase price per share paid for all shares purchased for the Plan resulting from a specific dividend on the Company's Common Stock.

14. **Once the Company sells original issue shares to participants, when will shares of Common Stock be purchased under the Plan?** Cash dividends on shares of Common Stock will be applied to the purchase of additional shares of Common Stock on Dividend Payment Dates. Participants will become owners of the shares purchased for them under the Plan at the Purchase Date on which such shares are purchased; however, for federal income tax purposes the holding period will commence on the following day. (See number 16 below regarding distribution of dividends if shares are not purchased.)

15. **Will certificates be issued for shares of Common Stock under the Plan?** Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's account

under the Plan will be shown on a statement of account. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of full shares credited to each participant's account under the Plan will be issued without charge upon each participant's written request. (See number 22 below for instructions on certificate issuance). If a participant remains in the Plan, any remaining full shares and fractional interests will continue to be credited to each participant's account.

The shares credited to the account of a participant under the Plan may not be pledged as collateral security for a loan or other obligation of a participant. A participant who wishes to pledge such shares must request that certificates for such shares be issued in the participant's name. Certificates representing fractional interest will not be issued under any circumstances.

16. **How long will dividends be held in the Plan if no shares of Common Stock are available for purchase?** The Company will make every reasonable effort to reinvest all dividends promptly after receipt, and the Company is not aware of any reason that dividends could not be reinvested promptly. However, if for any unforeseen reason the dividends cannot be reinvested in Common Stock by the end of forty-five (45) days after the Dividend Payment Date, the Company will distribute the uninvested dividends to the participants.

Reports to Participants

17. **What kind of reports will be sent to participants in the Plan?** As soon as practical after each purchase each participant will receive a statement of account showing the total number of shares held in his or her account, the amount of dividends received on the shares held in his or her account, the amount invested on his behalf, the number of shares purchased, the price per share and the date of acquisition of the shares. In addition, each participant will continue to receive copies of the Company's annual and other periodic reports to stockholders, proxy statements and information for income tax reporting purposes.

Annual Amendments to Offering Circular and
Annual and Quarterly Information to Stockholders

18. **How will participants be informed of changes in the book value per share (excluding gains or losses in the Company's available-for-sale securities) of the Common Stock to calculate the Purchase Price?** The Company will make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information.

Dividends

19. **Will participants be credited with dividends on shares held in their accounts under the Plan?** Yes. The Plan Administrator will receive dividends for all shares held in the Plan on the Dividend Record Date and will credit such dividends to participants' accounts on the basis of full shares and fractional interests credited to those accounts. Such dividends will be automatically reinvested in additional shares of Common Stock and credited on the payable date of the dividend.

Discontinuation of Participation

20. **How does a participant discontinue the reinvestment of dividends under the Plan?** A participant may discontinue the reinvestment of dividends under the Plan on all or part of the shares with respect to which he or she originally elected to participate in the Plan by notifying the Plan Administrator in writing to that effect. To be effective for any given Dividend Payment Date, notice of withdrawal must be received fifteen (15) days before the Dividend Record Date. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

    Participants who decide to discontinue participation have the options of: (i) complete or partial withdrawal from the automatic dividend reinvestment feature; or (ii) complete withdrawal from the Plan.

21. **What happens to a participant's shares in the Plan in the event of death or legal incompetency?** Upon receipt by the Plan Administrator of notice of death or adjudication of incompetency of a participant, no further purchases of shares of Common Stock will be made for the account of such participant. The shares and any cash held by the Plan for the participant will be delivered to the appropriate designated person upon receipt of evidence satisfactory to the Plan Administrator of the appointment of a legal representative and instructions from such representative regarding delivery.

Withdrawal of Shares in Plan Accounts

22. **How may a participant withdraw shares purchased under the Plan?** A stockholder who has purchased shares of the Company's Common Stock under the Plan may withdraw all or a portion of such shares from his Plan account by notifying the Plan Administrator in writing to that effect and specifying in the notice the number of shares to be withdrawn. This notice should be mailed to:

    The First National Bank of Wynne
    P. O. Box 129
    Wynne, Arkansas 72396
    Attention: Corporate Secretary

Certificates for whole shares of Common Stock so withdrawn will be registered in the name of and issued to the Participant. In no case will certificates representing fractional interests be issued. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

23. **What happens to any fractional interest when a participant withdraws all shares from the Plan?** In lieu of a certificate for any fractional interest, a participant will receive cash in an amount equal to the last per share purchase price of Common Stock purchased for the Plan on the latest Purchase Date prior to the effective date of the withdrawal multiplied by the fractional interest. The amount of cash for any fractional interest together with certificates for whole shares will be mailed directly to the withdrawing participant by the Plan Administrator.

24. **How may a participant transfer shares held in his account under the Plan?** A participant who wishes to transfer shares held in the participant's account under the Plan must first withdraw those shares from the Plan following the procedure set out in number 22 above.

Upon receipt of certificates for such shares, the participant may transfer such shares exactly as he or she would any other securities.

Shares credited to the account of a participant may not be assigned or pledged. If a participant desires to assign or pledge the full shares credited to the participant's account, a request for those shares to be issued in the participant's name must be delivered to the Plan Administrator as discussed above.

25. **What happens when a participant who is reinvesting the cash dividends on all or part of the shares registered in the participant's name sells or transfers a portion of such shares?** If a participant who has reinvested the cash dividends on all or part of the shares of Common Stock in his or her name disposes of a portion of those shares with respect to which he or she is participating in the Plan, the Company will continue to reinvest the dividends on the remainder of such shares.

If a participant disposes of all shares of the Company's Common Stock registered in his or her name, the Plan Administrator will, unless the participant also withdraws all shares in his or her account under the Plan, continue to reinvest the dividends on the shares held in his or her Plan account.

Other Information

26. **Who is offering the Common Stock to Plan participants?** The Company, First National Corporation of Wynne, is offering the Common Stock to Plan participants.

27. **What happens if the Company has a Common Stock rights offering and issues a stock dividend or declares a stock split?** Participation in any rights offering will be based upon both the shares registered in a participant's name and the shares (including fractional interests) credited to a participant's Plan account. Any stock dividend or shares resulting from stock splits with respect to full shares and fractional interests credited to a participant's account will be credited to such account.

28. **How will a participant's Plan shares be voted at a meeting of stockholders?** All shares of Common Stock credited to a participant's account under the Plan will be voted as the participant directs. If on the record date for a meeting of stockholders there are shares credited to the participant's account under the Plan, the participant will be sent the proxy material for such meeting. When the participant timely returns an executed proxy, it will be voted for all shares credited to the participant. All such shares may be voted in person at the Stockholders' Meeting.

29. **What are the Federal Income Tax consequences of participation in the Plan?** To the extent distributions by the Company to its stockholders are treated as made from the Company's earnings and profits, the distributions will be dividends taxable as ordinary income for federal income tax purposes. The Company has sufficient earnings and profits that participants can expect that the full amount of any distribution under the Plan will be currently taxable to the participants as dividends.

    The full amount of dividends reinvested will, in the case of corporate stockholders, be eligible for the dividends received deduction available under the Internal Revenue Code, which will allow corporate stockholders to exclude seventy percent (70%) of their dividends for federal income tax purposes. The dividends received deduction is increased to eighty percent (80%) if a corporate stockholder owns twenty percent (20%) or more of the Company's Common Stock.

    In the case of foreign or other stockholders whose taxable income under the Plan is subject to federal income tax withholding, the Company will make the reinvestment net of the amount of tax required to be withheld. Regular statements of accounts confirming purchases made for such participants will indicate the amount of tax withheld.

    The basis, for federal income tax purposes, of any shares acquired through the Plan will be the average price at which all shares with respect to a specific Dividend Payment Date were acquired. The holding period for shares acquired through the Plan will begin on the day after the last shares with respect to a specific Dividend Payment Date are acquired by the

Plan. No ruling of any sort has been obtained from the Internal Revenue Service with respect to the Plan. Participants should consult their own tax advisors for information with regard to the tax consequences of participation in the Plan.

30. **What is the responsibility of the Plan Administrator?** The First National Bank of Wynne is the Plan Administrator. All communications regarding the Plan should be addressed to The First National Bank of Wynne, P.O. Box 129, Wynne, Arkansas, 72396, Attention: Corporate Secretary. The telephone number of the Plan Administrator is (870) 238-2361.

    The Plan Administrator receives the participant's dividend payments, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Plan Administrator acts in a clerical and administrative capacity for the participants.

    All notices from the Plan Administrator to a participant will be addressed to the participant at his last address of record with the Plan Administrator. The mailing of a notice to the participant's last address of record will satisfy the Plan Administrator's duty of giving notice to such participant. Therefore, participants must promptly notify the Plan Administrator in writing of any change of address.

    Neither the Plan Administrator, participants, nominee or nominees nor the Company shall have any liability for actions taken or omitted in good faith pursuant to the Plan, including, without limitation, any claim for liability arising out of failure to terminate a participant's account upon such participant's death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency, nor shall they have any duties, responsibilities or liabilities except as are expressly set forth in the Plan.

    The participant should recognize that neither the Company nor the Plan Administrator can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

    All Plan transactions shall be governed by the laws of the State of Arkansas.

31. **When will the Plan become effective and may it be changed or discontinued?** The Plan became effective for the dividend paid in July 1998 and for subsequent dividends until such time as the Plan is suspended or terminated by the Company.

    While the Company currently expects to continue a Dividend Reinvestment Plan indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to modify and interpret the Plan. Participants will be notified of any such suspension, termination or any modification which materially affects their rights under the Plan.

32. **How many shares has the Company issued under the Plan?** As of June 30, 2010, the Company has issued 28,395.0879 shares under the Dividend Reinvestment Plan. The Company may issue an additional 11,604.9121 shares with the Plan in the future.

Information Regarding the Company

Business and Competition

First National Corporation of Wynne, a bank holding company registered with the Federal Reserve System, was incorporated October 10, 1984 under the laws of the State of Arkansas. The purpose for incorporation was to acquire The First National Bank of Wynne, its wholly-owned bank subsidiary, and to engage in banking and non-banking activities as allowed. The Company provides its customers with banking services through its subsidiary, The First National Bank of Wynne ("Bank"). The Company owns 100% of the issued and outstanding stock of the Bank.

The Bank was chartered as a national bank in 1915 and presently operates a general retail banking business in Cross, Poinsett, and St. Francis Counties, Arkansas. The Bank provides customary banking services, such as checking and savings accounts, various types of time deposits, safe deposit facilities and money transfers. It also finances commercial transactions and makes and services both secured and unsecured loans to individuals, firms and corporations. Commercial lending operations include various types of credit services for the customers of the Bank. The Bank has a Trust Department which manages assets of approximately $20.6 million dollars and services customers in Cross and St. Francis Counties with numerous forms of trust related services.

The Company and its subsidiary Bank operate in Cross, Poinsett, and St. Francis Counties, Arkansas. Cross County has a county-wide population of approximately 19,056, Poinsett County has a countrywide population of approximately 25,086 and St. Francis County has a county-wide population of approximately 27,535.

The Bank, as the wholly owned subsidiary of the Company, is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other banks in its market area. In certain aspects of its banking business, the Bank also competes with savings and loan associations, credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and many of which have financial resources greater than those of the Bank.

The Company and the Bank have 82 full time equivalent employees and anticipate that the number of employees will remain at approximately this number for the next twelve months. There is no collective bargaining agreement with any employees.

Management of the Bank and the Company plans for the Bank to remain an aggressive competitor in the market place and continues to periodically assess new ways in which to obtain additional market share.

Risk Factors

1. Changes in Purchase Price of Shares - The shares of Common Stock to be acquired for participants in the Dividend Reinvestment Plan will be acquired at purchase prices that may change for the reinvestment of each dividend. Stockholder participants in the Plan will receive this Offering Circular and an annual amendment to this Offering Circular reflecting changes in the Pricing Ratio based on the most recent year end book value. Stockholders of the Company also will receive annual year end financial statements and quarterly financial information that will provide the book value per share in order for participants in the Plan to calculate the purchase price for shares with each dividend. The Company intends to provide such information in order for stockholders to receive it more than 15 days prior to each dividend record date in order for stockholders to make a decision to participate or discontinue participation in the Plan.

2. Dependence on Key Personnel - The Company and the Bank are dependent on the continued services of a qualified President. Recently, Harold W. Hardwick resigned as Bank President and Director. Company President and Bank Director John Ed Gregson has agreed to serve as Bank President. The Company does not have an employment agreement with Mr. Gregson and the loss of his services could adversely affect the Company and the Bank. See "Executive Officers and Directors."

3. Impact of Interest Rates and Economic Conditions - The results of operations for financial institutions, including the Company and the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. There can be no assurance that positive trends or developments experienced by the Company and the Bank will continue or that negative trends or developments will not have a material adverse effect on the Company or the Bank. The Company's profitability is in part a function of the spread between the interest rates earned on assets and interest rates paid on deposits and other interest-bearing liabilities. Changes in the relative rates of interest earned and paid can have an adverse impact on net interest spread.

4. Government Regulation and Recent Legislation - The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision, which are intended to protect depositors rather than stockholders. Recently enacted, proposed, and future

legislation and regulations have had and may continue to have a significant impact on the banking industry. Although such changes may benefit the Company, others may increase the cost of doing business or otherwise adversely affect the Company and create competitive advantages for nonbank competitors. In addition, the Bank has entered into a Formal Agreement with the Comptroller of the Currency ("OCC"), which requires that it take certain actions to correct deficiencies and weaknesses in the Bank's condition and management of risk. See "Supervision and Regulation."

5. Lending Risk and Allowance for Loan Losses - The risk of nonpayment of loans is inherent in commercial banking. The Bank's allowance for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The allowances are based on prior experience with loan losses, as well as an evaluation of the risk in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond the Company or the Bank's control.

6. Lack of Trading Market and Liquidity - The Company does not intend to list its Common Stock on any securities exchange or quotation system, and no active trading market exists or is expected to develop. As a result, there is not an established process through which a stockholder of the Company can find a buyer for the Common Stock. The Common Stock should not be purchased by persons who need or desire liquidity with respect to their investment.

7. Lack of SEC Reporting - The Common Stock is being offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation A of the Securities and Exchange Commission ("SEC"). The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended, or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 500 stockholders of record. In order to avoid the direct and indirect cost of being a reporting company, the Company intends to stay below 500 record stockholders.

8. Shares are Not Insured Deposits - The shares offered hereby are securities, not deposits, and therefore are not insured by the Federal Deposit Insurance Corporation ("FDIC").

9. State Securities Law Requirement - The shares offered hereby will be required to be qualified or registered or exempt from qualification or registration in the states in which the stockholders of the Company reside. If a stockholder resides in a state in which the Company decides not to undertake compliance with any applicable state requirements for the offering of Shares in the Dividend Reinvestment Plan, such stockholders will not be offered participation in the Plan.

10. Valuation - Since no active trading market exists or is expected to develop for the Common Stock, the Company will be determining the calculated market value of shares to be acquired by the Plan by valuing the shares at the Company's book value (excluding gains or losses in the Company's available-for-sale securities) as of the end of the most recent fiscal quarter. This value may result in shares being purchased for the Plan participants at prices that may not reflect the actual market value.

Properties

The Company's main office is located at 528 East Merriman, Wynne, Arkansas 72396, which is also the main office of the Bank. The Bank owns the buildings and land on which its main office, the Harrisburg branch, and the Cherry Valley branch are located. The Bank owns the building, but leases the land, for its Forrest City branch. The main office building currently occupied by the Bank provides ample room for expansion. Customer and employee parking is sufficient and can be expanded as the Bank may grow.

Use of Proceeds

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiaries.

Description of Common Stock

The Company has authorized capital stock consisting of 580,000 shares of common stock, of which 280,834.2956 shares were issued and outstanding at December 31, 2009, all of which are validly issued, fully paid, and non-assessable.

As of June 30, 2010, the Company has issued 28,395.0879 shares under the Dividend Reinvestment Plan and has 11,604.9121 shares available for issuance. If all shares offered pursuant to this Offering are sold, the Company will have 292,886.5450 shares of Common Stock issued and outstanding.

At the Company's 1998 Annual Meeting of Stockholders, the stockholders approved a Nonqualified Stock Option Plan for the benefit of the directors, officers, and employees of the Company and its subsidiary, The First National Bank of Wynne. Pursuant to this Plan, the directors of the Company will, from time to time, grant options to eligible persons which will allow them to acquire shares of stock of the Company. 26,800 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to options granted under this Plan. To date, 26,800 options have been granted under this Plan.

At the Company's 2006 Annual Meeting of Stockholders, the stockholders approved an Incentive Stock Option Plan for the benefit of officers and employees of the Company and its subsidiary, The

First National Bank of Wynne as well as a Nonqualified Stock Option Plan for the benefit of the directors, officers, and employees of the Company and its subsidiary, The First National Bank of Wynne. Pursuant to these Plans, the directors of the Company will, from time to time, grant options to eligible persons which will allow them to acquire shares of stock of the Company. 7,500 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to incentive stock options granted under the Incentive Stock Option Plan and 12,500 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to nonqualified stock options granted under the Nonqualified Stock Option Plan.

To date, 2,896 incentive stock options and no non-qualified stock options have been granted under these Plans. There are no other outstanding securities or other obligations which are convertible into shares or options, warrants, rights, calls, or other commitments of any nature relating to the unissued shares of the Company's Common Stock.

The holders of Common Stock are entitled to one vote per share. Holders of Common Stock do not have preemptive rights to purchase securities subsequently issued by the Company.

The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Common Stock out of funds legally available. In the event of a liquidation, dissolution, or winding-up of the affairs of the Company, the holders of outstanding shares of Common Stock will be entitled to share pro rata according to their respective interests in the Company's assets and funds remaining after payment or provision for payment of all debts and other liabilities of the Company.

Dividends

The holders of Common Stock of the Company are entitled to receive such dividends as may be declared by the Board of Directors with respect to the Common Stock out of funds from the Company. The ability of the Company to pay dividends to the holders of its stock is dependent to a large extent upon the amount of dividends paid by the Bank to the Company. The ability of the Company to pay dividends on its stock in the future will be dependent upon the earnings and financial condition of the Bank and the Company and will be subject to the payment by the Company of principal and interest on any debt obligations it may incur in the future and other factors.

The Company's dividend history is as follows:

Year	Cash Dividend Per Share		Stock Dividend Per Share	Stock Split
2010	$	0.25	--	--
2009	$	1.50	--	--
2008	$	3.00	--	--
2007	$	3.70	--	--
2006	$	3.30	--	--
2005	$	2.90	--	--
2004	$	2.50	--	--
2003	$	2.10	--	--
2002	$	1.70	--	--
2001	$	1.50	--	--
2000	$	1.50	--	--
1999	$	1.26	--	--
1998	$	1.05	--	--
1997	$	0.88	--	--
1996	$	0.60	--	--
1995	$	0.40	1%	--
1994	$	1.00	1%	2-for-1
1993	$	2.00	--	--
1992	$	2.00	--	--
1991	$	2.00	--	--
1990	$	2.00	--	--

The Company is dependent upon earnings from the Bank to pay dividends to the stockholders of the Company. There is no assurance of what level or if the Company will pay dividends to its stockholders in the future.

Acquisition

On August 1, 2005, the Company acquired the Bank of Harrisburg, Harrisburg, Arkansas. Pursuant to this acquisition, Bank of Harrisburg was merged with and into The First National Bank of Wynne in January 2006.

Certain Statistical Data

The financial information provided below has been derived from the Company's consolidated financial statements and from other financial and statistical data of the Company and The First National Bank of Wynne and Bank of Harrisburg.

The following table presents the Company's condensed balance sheets for the periods indicated.

Condensed Consolidated Balance Sheet for
Years Ended December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Assets:		
Cash and due from banks	$ 19,102,580	$ 13,988,638
Federal funds sold	8,016,619	17,100,000
Interest-bearing deposits with banks	8,541,082	7,729,760
Investment securities held-to-maturity	20,569,093	0
Investment securities available-for-sale at fair value	44,924,034	51,162,876
Loans, less unearned income and Allowance for possible loan losses	150,974,023	165,730,181
Premises and equipment, at cost less Allowance for depreciation and amortization	3,985,929	4,366,613
Other assets	25,298,836	20,187,417
Total Assets	$ 281,412,196	$ 280,265,485
Liabilities:		
Deposits:		
Non interest-bearing	$ 41,869,195	$ 40,287,284
Interest-bearing	184,979,918	187,360,270
Securities sold under agreements to repurchase	1,074,817	792,398
Federal Home Loan Bank note payable	6,216,231	6,333,585
First Tennessee Bank	9,200,000	9,900,000
Federal funds purchased	0	0
ESOP debt guarantee	0	0
Accounts payable and accrued liabilities	1,114,954	1,145,684
Total Liabilities	$ 244,455,115	$ 245,819,221

Total Stockholders' Equity	36,957,081	34,446,264
Total Liabilities and Stockholders' Equity	$ 281,412,196	$ 280,265,485

The following tables set forth an analysis of The First National Bank of Wynne's net interest earnings and expenses for the periods indicated.

The First National Bank of Wynne
Analysis of Net Interest Earnings
(in thousands)
Interest-Earning Assets - Year Ended December 31, 2009

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasury & Agency Securities	$296	4.02%
Mortgage-Backed Securities ("MBS") and Collateralized Mortgage Obligations ("CMO")	$41,704	5.36%
Taxable Municipal Securities	$0	0%
Tax-exempt Municipal Securities	$23,456	4.11%
Total Corporate Securities	$248	8.16%
Federal Funds Sold	$7,543	0.21%
Certificates of Deposits	$6,767	1.38%
Interest-Bearing Accounts	$3,326	0.11%
Federal Home Loan Bank, Federal Reserve Bank, and Other Stock	$1,193	3.16%
Loans:		
Accrual loans	$241,698	5.74%
Installment loans	$0	0%

Interest-Earning Assets - Year Ended December 31, 2008

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasury & Agency Securities	$2,832	3.41%
Mortgage-Backed Securities ("MBS") and Collateralized Mortgage Obligations ("CMO")	32,809	6.36%
Taxable Municipal Securities....................................	0	0
Tax-exempt Municipal Securities	20,008	3.96%
Total Corporate Securities..	259	7.81%
Federal Funds Sold	14,321	2.09%
Certificates of Deposits	7,174	2.78%
Interest-Bearing Accounts	2,008	1.63%
Federal Home Loan Bank, Federal Reserve Bank, and Other Stock	1,018	4.85%
Loans:		
Accrual loans	164,643	7.43%
Installment loans	0	0%

Interest-Bearing Liabilities - Year Ended December 31, 2009

Liabilities	Average Balance	Average Cost
Negotiable Order of Withdrawal ("NOW") accounts..	$7,759	1.15%
Money market accounts..	$10,250	1.50%
Savings..	$98,058	1.09%
Certificates of deposits under $100,000.......................	$37,802	1.99%
Certificates of deposits over $100,000.........................	$59,408	2.59%
Repurchase Agreements	$863	3.45%
Federal Funds Purchased...	$375	0.27%
Other Borrowed Money..	$8,939	2.39%

Interest-Bearing Liabilities - Year Ended December 31, 2008

Liabilities	Average Balance	Average Cost
Negotiable Order of Withdrawal ("NOW") accounts..	$14,265	2.87%
Money market accounts	$9,137	2.47%
Savings	$55,415	1.75%
Certificates of deposits under $100,000	$42,669	3.38%
Certificates of deposits over $100,000	$72,055	4.32%
Repurchase Agreements	$929	4.36%
Federal Funds Purchased	$0	0
Other Borrowed Money	$5,880	3.43%

Average Yield on all Interest Earning Assets
and Average Effective Rate Paid on
All Interest-Bearing Liabilities

	December 31, 2009	December 31, 2008
Average Yield - All Interest-Earning Assets	5.74%	6.45%
Average Effective Rate Paid - All Interest-Bearing Liabilities	1.72%	3.20%

The First National Bank of Wynne's net yield on all interest earning assets (net interest earnings divided by total interest-earning assets, with net interest earnings equal to the difference between total interest earned and total interest paid), was 4.02% and 3.25% for the periods ending December 31, 2009 and December 31, 2008, respectively.

The following tables present the amount of change in the Bank's interest income and interest expense for the periods indicated.

The First National Bank of Wynne
Interest Income/Expense Changes
December 31, 2009 to December 31, 2008
(in thousands)

Interest income for period ended December 31, 2009	$ 13,871
Interest income for period ended December 31, 2008	15,804
Change-increase (decrease)	($ 1,933)
Interest expense for period ended December 31, 2009	$ 3,847
Interest expense for period ended December 31, 2008	6,404
Change-increase (decrease)	($ 2,557)
Net Interest Income change (decrease)	$ 624

The increase in net interest income from the year ended December 31, 2008 to the year ended December 31, 2009 was primarily attributable to changes in interest rates and the Federal Reserve System's monetary policy.

The following table presents the Bank's investments in certain obligations on the dates indicated.

The First National Bank of Wynne
Book Value of Investments
(in thousands)

Category of Investments	At December 31, 2009	At December 31, 2008
U.S. Government Securities	$ 250	$ 249
U.S. Agency Securities	0	175
MBS and CMOs	41,141	33,743
Municipal Securities	24,476	20,030
Other Securities	248	248

Total Securities	66,115	54,445
Federal Funds Sold	8,017	17,100
Other Investments	7,879	4,452
Total Investments	$ 82,011	$ 75,997

The following table sets forth the amounts by book value, as of December 31, 2009, of each category of investment listed in the preceding table maturing during certain time periods.

The First National Bank of Wynne
Book Value, Maturity and Yield of
Specified Investments as of
December 31, 2009
(in thousands)

	U.S. Government Treasuries	U.S. Government Agencies	Mortgage Backed Securities	CMOs	Out of State Municipal Securities	In State Municipal Securities	Corporate Bonds
0-1 Year	$250	$0	$339	$0	$0	$120	$0
Average Yield	3.84%	0%	4.15%	0%	0%	3.33%	0%
1-2 Years	$0	$0	$32	$0	$112	$100	$0
Average Yield	0%	0%	7.43%	0%	3.10%	3.25%	0%
2-3 Years	$0	$0	$65	$0	$1,882	$165	$0
Average Yield	0%	0%	5.27%	0%	3.28%	3.69%	0%
3-5 Years	$0	$0	$35	$0	$3,714	$229	$248
Average Yield	0%	0%	6.07%	0%	3.63%	3.61%	8.15%
5-10 Years	$0	$0	$6,934	$0	$4,664	$1,722	$0
Average Yield	0%	0%	2.52%	0%	3.77%	4.47%	0%
Over 10 Years	$0	$0	$23,263	$10,473	$2,004	$9,764	$0
Average Yield	0%	0%	4.42%	5.90%	4.28%	4.61%	0%

On December 31, 2009, the Bank did not have any investments in the debt securities of any one issue that exceeded Ten Percent (10%) of the Bank's stockholders' equity.

Bank Lending

The Bank provides a wide variety of agricultural, commercial, consumer, and mortgage loans. The Bank provides commercial lending for agricultural equipment and coop production purposes, general commercial lending for commercial and industrial businesses, individuals, churches, clubs, and other community affiliated organizations. In addition, the Bank provides consumer lending for new and used cars, residential home improvement, mobile home, farm home, and other buildings. The Bank provides mortgage loans for construction and land development, farm acreage, and residential home loans.

The Bank maintains stringent underwriting standards focusing primarily on collateral value, the borrower's ability to pay, willingness to pay, and the overall financial stability of the borrower. Commercial loans are analyzed, in addition to the above standards, on the basis of the business's cash flow. The Bank utilizes loan-to-value guidelines as established under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The Bank establishes interest rates on its various loans according to then prevailing economic conditions and the risk associated with each particular loan. As a general rule, in-bank loans are offered with fixed rates for a maximum of three to five years. Again, loan to value ratios are as established by FDICIA guidelines.

The goal of the asset/liability committee is to approach equal duration for both assets (loans and investments) and liabilities (deposits and borrowings) while maintaining at least a two to three point spread.

The Bank monitors its interest rate risk through asset/liability management committee meetings. The committee is charged with determining loan rates to be charged for various types of loans. The committee is assisted by reports which provide an analysis of the Bank's current interest rate risk, liquidity risk, asset quality risk, and capital adequacy risk.

The Credit and Loan Policy of the Bank states that loans are not made outside the trade area unless fully secured and amortized. These credits consist of real estate and commercial loans made in surrounding counties and participations purchased outside the region. These loans are cited as exceptions to loan policy and reported to the Board as well as the reason for the exception to policy.

The following table states the amount of loans made by the Bank, by category, as of the dates indicated.

The First National Bank of Wynne
Types and Amounts of Loans
(in thousands)

	Amount Outstanding			
Type of Loan	Dec. 31, 2009	Percentage	Dec. 31, 2008	Percentage
Real Estate Loans	$ 87,913	58%	$ 86,228	54%
Consumer Loans	7,416	5%	$ 7,318	5%
Commercial Loans	56,488	37%	$ 66,257	41%
	$ 151,817	100%	$159,803	100%

The following table presents the maturities of certain loan categories by the Bank at December 31, 2009.

The First National Bank of Wynne
Maturities of Loans Held on
December 31, 2009
(in thousands)

Type of Loan	Within One Year	1-5 Years	Over 5 Years	Total
Fixed Rate Loans	$ 25,037	$ 60,784	$ 4,840	$ 90,660
Adjustable Rate Loans	60,660	498	0	61,157
Total Loans	$ 85,697	$ 61,281	$ 4,840	$ 151,817

The following table presents the aggregate amount of loans made by the Bank in certain categories on the dates indicated.

The First National Bank of Wynne
Non-Accrual, Past Due and Restructured Loans
(in thousands)

	December 31, 2009	December 31, 2008
Loans accounted for on non-accrual	$ 4,928	$ 6,839
Past due 90 days or more and accruing	14	88
Loans restructured and in compliance With modified terms	716	742

The Bank's policy states that loans should be placed on non-accrual status at the point they become non-performing assets. Non-performing assets are those which are maintained on a cash basis due to deterioration in the financial position of the borrower. Cash flow is inadequate due to significant declines in sources of income and the capacity to continue payments is in doubt; payment in full of principal and interest on the loan is not expected; and/or, principal and/or interest has been in default for a period of 90 days or more unless the loan is both well secured and in process of collection. There must be evidence that collection in full of amounts due and unpaid will occur shortly. Generally, this collection period should not exceed 30 days.

The following table presents the book value of certain loans excluded from the previous table but classified by the Bank, as of the date indicated, as potential problem loans.

The First National Bank of Wynne
Certain Classified Loans
As of December 31, 2009
(in thousands)

Type of Loan	Book Value
Consumer Loans	$ 94
Real Estate Loans	11,543
Commercial Loans	1,759
Total	$ 13,396

The following tables present an analysis of the Bank's loan loss experience for the periods indicated.

The First National Bank of Wynne
Analysis of the Allowance for Loan and Lease Losses ("ALLL")
(in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period		
Charge-Offs:	$ 1,915	$ 3,417
Real Estate Loans	918	3,523
Consumer Loans	33	19
Commercial Loans	3	27
Recoveries:		
Real Estate Loans	0	1,550
Consumer Loans	19	3
Commercial Loans	12	4

Net Provision For Loan Losses	1,799	510
Additional Provision For Loan Losses	0	0
Additions charged to operations	0	0
Balance at end of period	$ 2,791	$ 1,915
Ratio of net charge-offs during the Period to average net loans Outstanding during the period	0.59%	1.22%

The First National Bank of Wynne
Allocation of the Allowance for Loan Losses
As Of December 31, 2009 and 2008
(in thousands)

	December 31, 2009		December 31, 2008	
Balance at end of Period Applicable to:	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Real Estate Loans	$ 2,123	1.40%	$ 861	0.54%
Consumer Loans	50	0.03%	45	0.03%
Commercial Loans	618	0.41%	765	0.48%
Unallocated Allowance	0	0.00%	243	0.15%
Total	$ 2,791	1.84%	$ 1,915	1.20%

The adequacy of the Bank's allowance for loan and lease losses ("ALLL") is reviewed quarterly and approved by the Board of Directors. The ALLL must be maintained at a level sufficient to absorb the losses inherent in the loan portfolio. This policy is designed to identify the existence and timing of losses in the loan portfolio and allocate funds to cover them, and to provide a systematic method for testing the adequacy of the ALLL on a quarterly basis. The Bank's manager of lending is responsible for preparing an analysis of the adequacy of the ALLL and recommending additional allocations, when necessary.

The specific allocations category includes credits individually analyzed by management or loan review that have determinable loss exposure. These credits are analyzed as to collateral quality, past due history, and repayment ability.

The general allocations category is calculated on the basis of a percentage of historical net losses to the average loan portfolio for the previous four years. This percentage is then applied to the current portfolio which includes loans and leases, letters of credit and credit card accounts. Loans specifically allocated, loans fully secured by deposits, and guaranteed loans are subtracted from this total.

Management and/or loan review has the flexibility to significantly increase the ALLL, at its discretion, for conditions that could adversely affect the loan portfolio based on certain factors. Such conditions include: (1) downturns in the general economy, (2) downturns in the farm economy, (3) rises in unemployment, and (4) trends in portfolio risk, concentrations, volumes, and maturities. Currently, there are allocations for agricultural loans, loans exceeding $1.0 million, convenience store operations, automobile dealer contracts, the credit card portfolio, and problem credits with no specific allocation. A range of 0.5% to 10.0% of the total outstanding loans will be used as the weighting for each of these conditions.

The following table presents the average amounts and the average rates paid on certain deposit categories for the periods indicated.

The First National Bank of Wynne
Types, Amounts, Deposits and Average Rates Paid
(in thousands)

	Average Balance for Year ended Dec. 31, 2009	Average Rate Paid for Year ended Dec. 31, 2009	Average Balance for Year ended Dec. 31, 2008	Average Rate Paid for Year ended Dec. 31, 2008
NOW Accounts	$ 7,759	1.15%	$14,265	2.87%
HIFI Accounts	$10,250	1.50%	$ 9,137	2.47%
Savings Accounts	$98,058	1.09%	$55,415	1.75%
Certificates of Deposit under $100,000	$59,408	2.59%	$72,055	4.32%
Certificates of Deposit over $100,000	$37,802	1.99%	$42,669	3.38%

The following table presents the amounts outstanding and maturities, as of December 31, 2009, for certificates of deposit of $100,000 or more.

The First National Bank of Wynne
Amount of $100,000 Deposits Outstanding
as of December 31, 2009
(in thousands)

Type of Deposit	Maturing in 3 Months or Less	Maturing in 3 to 12 Months	Maturing in Over 12 Months	Total
Certificates of Deposit of $100,000 or more	$17,857	$38,126	$1,423	$57,407

The following table presents the Bank's return on assets (net income divided by average total assets) for the periods indicated.

The First National Bank of Wynne
Return on Assets
(in thousands)

	Net Income	Average Total Assets	Return
Year ended December 31, 2009	$1,698	$272,593	0.62%
Year ended December 31, 2008	$2,596	$272,025	0.95%

The following table provides The First National Bank of Wynne's return on average equity ("ROAE") (net income divided by average equity) for the periods indicated.

Return on Average Equity
(in thousands)

	Net Income	Average Equity	ROAE
Year ended December 31, 2009	$ 1,698	$ 32,387	5.24%
Year ended December 31, 2008	$ 2,596	$ 32,431	8.00%

The following table presents the Bank's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

Equity to Assets Ratio
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2009	$32,387	$272,573	11.88%
Year ended December 31, 2008	$32,431	$272,025	11.92%

The following table presents the Company's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

Equity to Assets Ratio
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2009	$35,702	$280,839	12.71%
Year ended December 31, 2008	$34,861	$276,304	12.62%

Executive Officers and Directors

The executive officers and directors of the Company and the Bank are as follows:

Name	Age	Position	Principal Occupation	Years of Service with Company and/or Bank
Bobby Caldwell	62	Director	President and General Mgr., KWYN	23
Danny Clements	64	Director	Farming	9
John Ed Gregson	69	Director	President of Company and its Subsidiary Bank	13
Stephen B. Meyer	59	Director	Accountant	14
C.B. Moery, Jr.	69	Chairman of the Board, Director	Farming	24
W.D. Stewart, Jr.	58	Director	Dentist	25

Paul Hall	64	Executive Vice President of Bank	Bank Officer	17
Ricky Harrison	57	Senior Vice President of Bank	Bank Officer	21
Steve Horton	53	Senior Vice President of Bank	Bank Officer	17
Connie Watts	59	Senior Vice President of Bank	Bank Officer	36
Shelby Mitchell	53	Senior Vice President of Bank	Bank Officer	34
Bill Elliott	53	Senior Vice President of Bank	Bank Officer	5
Matthew G. Boone	37	Senior Vice President of Bank	Bank Officer	14

Each of the officers of the Company serve at the discretion of the Company's Board of Directors, and each of the officers of the Bank serve at the discretion of the Bank's Board of Directors. There are no family relationships among any of the directors or executive officers of the Company or the Bank. All Company and Bank directors hold office until the next meeting of stockholders and until their successors are elected and qualified.

Management Changes

On May 25, 2010, President Harold Hardwick resigned as a Bank Director and Bank President. The Bank's Board believed that a change in executive management was necessary to address the effects of the economic slowdown on the Bank's condition and to effect compliance with the requirements of the Formal Agreement. Mr. John Ed Gregson, a Bank Director and former Bank President, has agreed to serve in this position.

Security Ownership of Principal Stockholders and Management

The following table sets forth information regarding the ownership of Common Stock of the Company by (i) each of the three highest paid persons who are currently officers and/or directors of the Company and/or the Bank; (ii) all current executive officers and directors of the Company and the Bank as a group; and (iii) stockholders that own 5% or more of the Company's Common Stock, as of June 30, 2010.

Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
The First National Bank of Wynne Employee Stock Ownership Plan c/o Trust Dept. P.O. Box 129 Wynne, AR 72396	23,554.2578	8.37%
Doyl E. and Aletha Brown 1314 E. Hamilton Wynne, AR 72396	16,353.9734 (3,516.0000)	5.81% (1.25%)
Bobby Caldwell 1112 Oakwood Drive Wynne, AR 72396	8,262.4529 (66.5550)	2.94% (0.02%)
Danny Clements 2106 Crafts Lane Jonesboro, AR 72384	457.9315 (3,772.7242)	0.16% (1.34%)
John Ed Gregson 11807 Horseshoe Circle Hughes, AR 72348	5,449.1939 (4,260.5131)	1.94% (1.51%)
Stephen B. Meyer, Jr. 1145 Hamilton Wynne, AR 72396	4,997.7395 (1,964.3842)	1.78% (0.70%)
C.B. Moery, Jr. 1600 Hamilton Wynne, AR 72396	4,125.8616 (9,091.1839)	1.47% (3.23%)
W.D. Stewart, Jr. 1105 Highway 64 East Wynne, AR 72396	4,582.5160 (6,420.7653)	1.63% (2.28%)
Paul Hall 1763 Peterson Road Wynne, AR 72396	229.7899 (293.6186)	0.08% (0.10%)

Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
Executive Officers and Directors as a Group (12 Persons)	22,623.6092 (37,367.2108)	7.33% (13.28%)

Remuneration of Directors and Officers

The following table summarizes the aggregate annual remuneration paid by the Company and the Bank during the fiscal year ended December 31, 2009 to their chief executive officer and to all executive officers and directors of the Company and the Bank as a group. No other officer or director received aggregate compensation in excess of $100,000.

Name of individual or identity of group	Position with the Company	Aggregate Cash Compensation
Harold W. Hardwick	Bank President (resigned 5-25-2010)	$213,109.55
All executive officers and directors as a group (13 persons)		$623,966.93*

[(1)] This aggregate cash compensation includes salaries as President of the Company and the Bank and Board fees. It does not include any contribution to the Employee Stock Ownership Plan ("ESOP") or profit sharing contributions by the Company since such information is not available and the amount is considered by management to be nominal.

Transactions with Certain Related Persons

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form, such as salary, bonus or retirement allowance) has been given or offered to any stockholder, officer, or director or any member of the immediate family thereof of the Bank or the Company in the shares offered by this Dividend Reinvestment Program.

The officers and directors of the Company and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Company and the Bank. It is anticipated that such parties will continue to be customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of

Directors. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Occasionally directors and officers of the Company and/or the Bank and members of their immediate families are customers of the Bank and have transactions with the Bank in the ordinary course of business. All material transactions have been made on the same terms as with any other customer and have not involved more than a normal risk. Actual loan information for current directors and executive officers as of June 30, 2010 is as follows:

Loans to Directors

Director and Bank President John Ed Gregson has a secured loan with a balance of $1,250,657.22 with a variable interest rate based on the prime rate as published in *Wall Street Journal* ("WSJ Prime").

Chairman C. B. Moery Jr. has a secured revolving line of credit with a balance of $518.99 at WSJ Prime.

1. He is a partner in Caney Creek Farms II, a General Partnership, which has a secured loan in the amount of $35,609.50 at 3.0%. There is an unsecured $10,000 revolving line of credit loan with a $10 balance at WSJ Prime.

2. He is a member of Caldwell-Moery Properties LLC which has:

   A. Secured loan with a balance of $243,657 with a rate based on WSJ Prime with a floor rate of 4.25%.

   B. There is an endorsed secured loan with a balance of $1,703.19 at 9.5%.

   C. A secured loan with an outstanding balance of $228,506 is at WSJ Prime with a floor rate of 4.0%.

   D. A secured loan with an outstanding balance of $109,784.28 at WSJ Prime with a floor rate of 4.25%.

   E. A secured line of credit with a balance of $61,125.81 at WSJ Prime.

3. Mr. Moery is an officer in Eaton-Moery Environmental Services, Inc., which has a letter of credit in the amount of $225,000, secured, at WSJ Prime with a floor rate of 4.25%, if funded.

Director Bobby Caldwell has five (5) secured loans as follows:

1. Loan with a balance of $179,035.22 at 8.664%

2. Loan with a balance of $178,554 at 8.664%

3. Loan balance of $123,758 at WSJ Prime

4. Loan balance of $151,983 at WSJ Prime with a floor rate of 4.0%

Mr. Caldwell has an unsecured line of credit with a balance of $8,700 at WSJ Prime.

He has an unsecured credit card with a limit of $15,000.

He is an officer in Combined Media Group, Inc. It has a secured loan with a balance of $131,872 at 7.95% and a secured loan with a balance of $63,356 at 8.95%.

He is a member of East Arkansas Broadcasters of Jonesboro, LLC. It has a secured loan with a balance of $4,677,478 at 4.25%.

Director Danny Clements has an individual secured loan with a balance of $64,784 at WSJ Prime. He also has a secured loan for $168,000 at WSJ Prime along with a secured loan in the amount of $30,000 at WSJ Prime plus 25 basis points. He has an unsecured revolving line of credit loan of $100,000 with a balance of $1.00 at WSJ Prime.

He is also an officer in SP Farms, Inc. which has a secured revolving line of credit loan in the amount of $225,000 at WSJ Prime plus 125 basis points with an outstanding balance of $1.

TC Farms, Inc. has a secured revolving line of credit with a balance of $1 at WSJ Prime plus 125 basis points with a floor rate of 4.75%.

Clements & Jennings Farms has a secured loan with a balance of $39,900 at 3.0%. There is also a secured revolving line of credit with a balance of $1 at WSJ Prime plus 125 basis points with a floor rate of 4.75%.

He is an officer in the Cedar Valley Land Co., Inc. with the following two secured loans:

- $49,856 at 6.0% and
- $15,865 at 5.75%.

Director W. D. Stewart Jr. has a secured loan which is a revolving line of credit in the amount of $100,000 with a balance of $28,001 at WSJ Prime. A secured loan with a balance of $313,424 at WSJ Prime with a floor rate of 4.0% and a maximum rate of 6.95%. There is an unsecured revolving line of credit in the amount of $100,000 with an outstanding balance of $1 at WSJ Prime.

Director Stewart has a credit card limit of $5,000. His daughter has a credit card limit of $5,000.

Director Stephen B. Meyer has a secured revolving line of credit with a current balance of $11,948 at WSJ Prime with a maximum rate of 7.95%. He also has a secured revolving line of credit with a balance of $63,516 at WSJ Prime with a floor rate of 4.0%.

<u>**Loans to Executive Officers**</u>

Paul Hall, Executive Vice President, has a credit card limit of $5,000. He also has a secured loan with a balance of $4,162 at WSJ Prime less 50 basis points with a floor rate of 3.50% and a secured loan balance of $1 at 3.0%.

Ricky Harrison, Sr. Vice President, has the following secured loans:

1. Balance of $13,827 at 8.95%

2. Balance of $16,762 at WSJ Prime less 50 basis points

He has an unsecured credit card with a limit of $5,000. He is a co-maker on two daughters' credit cards with limits of $1,500 and $500.

Steve Horton, Sr. Vice President, has an unsecured credit card with a limit of $2,000.

Connie Watts, Sr. Vice President, has an unsecured credit card limit of $1,500.

Shelby Mitchell, Sr. Vice President, has a secured loan with a balance of $26,682.18 at 8.95%. She also has a secured loan with a balance of $18,817 at 6.5%.

She has a credit card limit of $1,000 which is unsecured. She is a guarantor on a credit card with her son for $500. She also is a guarantor on a credit card with her daughter-in-law for $500.

Matt Boone, Sr. Vice President, has a secured loan with a balance of $70,717 at 6.5% and an unsecured loan with a balance of $2,231 at WSJ Prime with a floor rate of 3.5%. He also has an unsecured credit card with a limit of $5,000.

Bill Elliott, Sr. Vice President, has a secured line of credit with a balance of $51,162 at 5.75%.

Legal Proceedings

Neither the Company nor the Bank is a party to any material legal proceedings other than ordinary routine litigation incidental to their businesses.

Supervision and Regulation

Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. The Company is subject to examination by the Federal Reserve Bank of St. Louis.

The Company is required to file with the Federal Reserve Board quarterly reports and other information regarding the business obligations of the Company and its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve approval before it may (i) merge or consolidate with another bank holding company; (ii) acquire, directly or indirectly, ownership or control of voting shares of a bank, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank, except where fifty percent (50%) or more is owned prior to the acquisition; or (iii) acquire substantially all the assets of any bank.

The Bank Holding Company Act provides that the Federal Reserve Board shall not approve any acquisition, merger, or consolidation which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. Further, the Federal Reserve Board may not approve any other proposed acquisition, merger, or consolidation where the effect of which might be to substantially lessen competition, to create a monopoly in any section of the country, or result in restraint of trade, unless the anti-competitive effect of the proposed transaction is clearly outweighed in favor of public interests by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Act prohibits a bank holding company from acquiring in excess of 5% of the voting shares or substantially all the assets of a bank located outside the state in which the operations of the banking subsidiaries of the bank holding company are principally conducted, unless such acquisition is specifically authorized by the laws of the state in which the bank is located.

A bank holding company also is prohibited with limited exceptions from engaging directly or indirectly through its subsidiaries in activities unrelated to banking, or managing or controlling banks. Exceptions to this limitation permit ownership of a company engaged solely in furnishing services to a bank and ownership of shares of such a company. In addition, the Federal Reserve Board has the authority to determine, after due notice and opportunity for hearing, that certain proposed activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto, and consequently, a permissible activity.

Under the 1970 amendments to the Bank Holding Company Act and to the Board's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extension of credit or provision of any property or service. Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extension of credit to the bank holding company or to any of its other subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral on any loans to any borrower.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLBA") was enacted on November 12, 1999. The Act permits bank holding companies meeting certain management, capital, and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than permitted previously, including insurance underwriting and merchant banking activities. The GLBA repeals sections 20 and 32 of the Glass Steagall Act, permitting affiliations of banks with securities firms and registered investment companies. The GLBA authorizes a new type of bank holding company known as a financial holding company, permitting banks to be owned by security firms, insurance companies and merchant banking companies and visa-versa. Some of these affiliates are also permissible for bank subsidiaries. The GLBA gives the Federal Reserve Board authority to regulate financial holding companies, but provides for functional regulation of subsidiary activities.

The GLBA also modifies financial privacy and community reinvestment laws. The new financial privacy provisions generally prohibit financial institutions such as the Holding Company from disclosing non-public personal financial information to third parties unless customers have the opportunity to opt out for the disclosure. The GLBA also magnifies the consequences of a bank receiving less than a satisfactory Community Reinvestment Act rating, by freezing new activities until the institution achieves a better Community Reinvestment Act rating. While the Board of Directors believes that it meets the standards necessary to elect financial holding company status, at this time the Board of Directors has no plans to elect such status for the Holding Company since there are no current plans to engage in the additional activities to entities electing such status. However, the Board may choose to elect financial holding company status for the Holding Company in the future.

The First National Bank of Wynne

The First National Bank of Wynne is incorporated under the federal banking laws. The Bank is subject to the supervision of the Office of the Comptroller of the Currency ("OCC") and to regular examination by such offices. The Bank provides deposit insurance to its customers through membership in the Federal Deposit Insurance Corporation ("FDIC").

Formal Agreement

On October 6, 2009, the Bank entered into a Formal Agreement with the Comptroller of the Currency ("OCC"). The Formal Agreement requires the Bank to:

- Appoint a Compliance Committee of the Board of Directors to oversee the Bank's efforts in complying with the requirements of the Formal Agreement. The Compliance Committee must consist of three directors of which no more than one shall be an employee or controlling shareholder of the Bank or a family member of any such person.

- Update and implement the Strategic Business Plan, which must cover a three-year period.

- Revise and implement the written program designed to eliminate the basis of criticism for all criticized assets and take continuing action to protect the Bank's interests. The Bank is required to prepare written reports regarding the status of each criticized asset, which are to be evaluated by the Board, or a designated committee, at least quarterly.

- Continue to ensure adherence with the written program designed to improve the Bank's credit risk management and systems to effectively monitor credit risk. Management is required to continue to provide the Board with written monthly reports regarding credit risk.

- Develop and implement policies and procedures to ensure timely identification and monitoring of investment securities with other-than-temporary impairment, which shall include a quarterly evaluation.

- Revise and ensure adherence with the Bank's investment policy.

- Obtain OCC approval before accepting brokered deposits.

Management believes that substantial progress has been made in complying with the requirements of the Formal Agreement.

Federal banking laws and OCC regulations regulate the banking activity of the Bank. Regulations include, but are not limited to, required reserves, permitted investments, loans, mergers and consolidations, issuance of securities, payment of dividends, and establishment of branches. The Federal Deposit Insurance Act prohibits a bank insured by the FDIC from paying dividends if the bank is in default in the payment of any assessments due the FDIC.

The monetary policies of regulatory authorities, including the Federal Reserve Board, have a significant effect on the operating results of banks and bank holding companies. The Federal Reserve Board regulates the national supply of bank credit by open market operations in United States government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In addition, numerous statutory and regulatory changes have occurred in the last few years which may have an effect on the Bank and the Company.

In December 1991, Congress approved the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA contains supervisory reforms, including a requirement for annual on-site examinations of depository institutions; requires each insured depository institution with assets in excess of $500 million to submit an annual report on its financial condition and management with a separate report from the institution's independent public accountants on management's assertions in the report; requires the FDIC to prescribe regulations mandating annual independent audits by an independent public accountant; requires each institution to have an independent audit committee made up of outside directors; requires prompt notice of termination of an accountants services; authorizes the federal regulators to assess institutions for the costs of conducting regular or special examinations; and revises rules on application to the FDIC for deposit insurance. FDICIA also contains accounting reforms, including a requirement that federal regulators set uniform accounting standards, including off-balance sheet items and a method for supplemental market value disclosure; and requires the federal regulators to prescribe regulations requiring institutions to submit information in their Call Reports on small business and farm lending.

FDICIA contains prompt regulatory action provisions which establish a detailed regulatory program generally based upon five capital categories. The program can affect capital distributions, management fees, affiliate transactions, interest rates paid, election of directors, employment and compensation of senior executive officers, divestiture of subsidiaries, etc. The prompt regulatory action provisions also require the bank regulators to prescribe new standards for safety and soundness, including internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate exposure; asset growth; compensation, fees and benefits; maximum ratio of classified assets to capital; minimum earnings sufficient to absorb losses; and minimum ratio of market value to book value. Other provisions of the Improvement Act continue restrictions on brokered deposits; require the FDIC to establish a risk-based assessment system; generally restrict insured state banks to activities permitted for national banks, unless otherwise determined by the FDIC; require the regulators to adopt uniform regulations on real estate lending; require the regulators to review their capital standards;

recodify and expand existing rules on restricting extensions of credit to insiders and provide backup enforcement authority for the FDIC.

The deposits of the Bank are insured up to the regulatory limits by the FDIC. The Federal Deposit Insurance Reform Act of 2005 gave the FDIC increased flexibility in assessing premiums on banks and savings associations, including the Bank, to pay for deposit insurance and in managing its deposit insurance reserves. The FDIC has adopted regulations to implement its new authority. Under these regulations, all insured depository institutions are placed in one of four risk categories. The Bank is in Risk Category I, the most favorable category. As of January 1, 2009, all insured institutions within this category began paying a base rate assessment of $0.12 to $0.50 per $100 of deposits for the first quarter of 2009 of assessable deposits based on the risk of loss to the Depository Insurance Fund ("DIF") posed by the particular institution. Institutions, such as the Bank, in Risk Category I were assessed within a range of $0.12 to $0.14 per $100 of deposits for the first quarter of 2009. This was a substantial increase from the base rate of $0.02 to $0.04 per $100 of assessable deposits that was in effect during 2008. The increase in the base rate assessment from 2008 to 2009 occurred due to the financial crises affecting the banking system and financial markets. For institutions such as the Bank, which does not have a long-term public debt rating, the individual risk assessment is based on its supervisory ratings and certain financial ratios and other measurements of its financial condition. For institutions that have a long-term public debt rating, the individual risk assessment is based on its supervisory ratings and its debt rating. On February 27, 2009, the FDIC issued rules effective April 1, 2009 to change the way the FDIC differentiates risk and appropriate assessment rates. Base assessment rates since April 1, 2009 range from 12 to 45 basis points, but giving effect to certain risk adjustments in the rule issued by the FDIC on February 27, 2009, assessments may range from 7 to 77.5 basis points. For institutions such as the Bank, in Risk Category I, risk-adjusted assessments range from 7 to 24 basis points. In addition, the FDIC also issued an interim rule on February 27, 2009 that imposed an emergency special assessment of 20 basis points in addition to its risk-based assessment. This assessment was imposed on June 30, 2009 and collected on September 30, 2009.

On October 14, 2008, the FDIC announced a new program, the Temporary Liquidity Guarantee Program ("TLGP") that provides unlimited deposit insurance on funds invested in non-interest bearing transaction accounts in excess of the existing deposit insurance limit of $250,000. Participating institutions will be assessed a $0.10 surcharge per $100 of deposits above the existing deposit insurance limit. The TLGP also provides that the FDIC, for an additional fee, will guarantee qualifying senior unsecured debt issued prior to October 2009 by participating banks and certain quantifying holding companies. The Bank and the Company have elected to opt into both portions of the TLGP.

The Federal Deposit Insurance Act provides for additional assessments to be imposed on insured depository institutions to pay for the cost of Financing Corporation ("FICO") funding. The FICO assessments are adjusted quarterly to reflect changes in the assessment base of the DIF and do not vary depending upon a depository institution's capitalization or supervisory evaluation. The

Bank paid $23,707.74 of FICO assessments in 2009. For the first quarter of 2010, the FICO assessment was $0.00026 per $100 of deposits ($5,959.82 on $229,224,000 in deposits).

The GLBA requires all financial institutions, including the Company and the Bank to adopt privacy policies, restricting the sharing of non-public customer data with non-affiliated parties at the customer's request, and establish procedures and practices to protect consumer data from unauthorized access. In addition, the Fair and Accurate Credit Standards Act of 2003 ("FACT Act") includes many provisions concerning national credit reporting standards, and permits consumers, including customers of the Company, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve System ("FRS") and the Federal Trade Commission ("FTC") have extensive rulemaking authority under the FACT Act, and the Company and the Bank are subject to the rules that have been promulgated by the FRS and the FTC, including recent rules regarding limitations of affiliate marketing and implementation programs to identify, detect, and mitigate certain identity theft red flags. The Bank has developed policies and procedures, and believes it is in compliance with all privacy, information sharing, and notification provisions of the GLBA and the FACT Act.

Under Title III of the USA PATRIOT Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including the Company and the Bank, are required in general to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit altogether certain transactions of special concern, and be prepared to respond to inquiries from United States law enforcement agencies concerning their customers and their transactions. The USA PATRIOT Act also encourages information-sharing among financial institutions, regulators, and law enforcement authorities by providing an exemption from the privacy provisions of the GLBA for financial institutions that comply with this provision. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank, or the Bank Holding Company Act, which applies to the Company. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, are to comply with all of the relevant laws and regulations, could have serious legal, financial, and reputational consequences for the institution. As of December 31, 2009, the Company and the Bank believe they are in compliance with the USA PATRIOT Act and its implementing regulations.

The Sarbanes-Oxley Act ("SOX") implemented a broad range of measures to increase corporate responsibility, enhance penalties for accounting and auditing improprieties at publicly-traded companies, and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to federal laws. The SOX applies generally to companies that have securities registered under the Exchange Act, including publicly-held bank holding companies such as the Company. It includes very specific additional disclosure requirements and has adopted corporate governance rules, and requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance, and other related rules pursuant to its mandates. The SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. In addition, the federal banking regulators have adopted generally similar requirements concerning the certification of financial statements by bank officials.

Home mortgage lenders, including banks, are required under the Home Mortgage Disclosure Act ("HMDA") to make available to the public expanded information regarding the pricing of home mortgage loans, including the "rate spread" between the interest rate on loans and certain treasury securities and other benchmarks. The availability of this information has lead to increase scrutiny of higher-priced loans at all financial institutions to detect illegal discriminatory practices and to the initiation of a limited number of investigations by federal banking agencies and the United States Department of Justice. The Company has no information that it or its affiliates is the subject of any HMDA investigation.

In the past two years, declining housing values have resulted in deteriorating economic conditions across the United States, resulting in significant write-downs in the values of mortgage-backed securities and derivative securities by financial institutions, government-sponsored entities, and major commercial investment banks. This has lead to decreased confidence in financial markets among borrowers, lenders, and depositors as well as extreme volatility in the capital and credit markets and the failure of some entities in the financial sector. The Company is fortunate that the markets it serves has been impacted to a lesser extent than many areas around the country.

In response to the financial crises affecting the banking system and financial markets, there have been several recent announcements of federal programs designed to purchase assets from, provide equity capital to, and guarantee the liquidity of, the financial services industry.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law. The EESA authorizes the United States Treasury to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities, and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the United States financial markets. The Company did not originate or invest in subprime assets and, therefore, does not expect to participate in the sale of any of its assets into these programs. EESA also increases the FDIC deposit insurance limit for most accounts from $100,000 to $250,000 through December 31, 2009.

On October 14, 2008, the United States Treasury announced that it will purchase equity stakes in a wide variety of banks and thrifts. Under this program, known as the Troubled Asset Relief

Program Capital Purchase Program ("TARP Capital Purchase Program"), the United States Treasury will make $250 billion of capital available from the $700 billion authorized by the EESA to United States financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the United States Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions will be required to adopt the United States Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program, as well as the more stringent executive compensation limits enacted as part of the American Recovery and Reinvestment Act of 2009 ("ARRA" or "Stimulus Bill"), which was signed into law on February 17, 2009. The Company is participating in the TARP Capital Purchase Program, with the United States Department of the Treasury owning approximately $11.1 million in preferred stock of the Company.

The Company and the Bank are unable to predict the nature or the extent of the effects on their business and earnings, which fiscal or monetary policies, economic controls, or new federal or state legislation may have in the future.

Bank of Harrisburg

On August 1, 2005, the Company acquired the Bank of Harrisburg, Harrisburg, Arkansas. The Bank of Harrisburg was an Arkansas state chartered bank subject to the supervision of the FDIC and the Arkansas Bank Department. In January 2006, the Bank of Harrisburg was merged with and into The First National Bank of Wynne and the Bank of Harrisburg no longer exists as a separate banking entity.

Capital Adequacy

The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%, and the minimum ratio of 4% of Tier 1 Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of the ALLL. At December 31, 2009, The First National Bank of Wynne's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 13.01% and 14.26% respectively.

In addition, the federal banking agencies have established minimum leverage ratio guidelines for banks and bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets ("Leverage Ratio") of 3% for banks that meet certain specific criteria, including having the highest regulatory rating. All other banks generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The First National Bank of Wynne's Leverage Ratio at December 31, 2009 was 10.20%. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain a strong capital position substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "Tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and to certain restrictions on its business.

At December 31, 2009, The First National Bank of Wynne's risk-based capital ratios were as follows:

Capital Ratio	12/31/2009
Leverage Capital Ratio	10.20%
Tier 1 Risk-Based Capital Ratio	13.01%
Total Risk-Based Capital Ratio	14.26%

Experts

The consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and 2008 and for each of the years in the two year period ended December 31, 2009 have been included herein in reliance upon the reports of Reynolds, Bone & Griesbeck, P.L.C., Certified Public Accountants, included as **Exhibit A** and upon the authority of that firm as experts in accounting and auditing.

Legal Matters

The validity of the Common Stock offered as part of this Dividend Reinvestment Plan has been passed upon for the Company by Gerrish McCreary Smith, PC, Attorneys, 700 Colonial, Suite 200, Memphis, Tennessee 38117.

Indemnification of Officers and Directors

The Articles of Incorporation of The First National Corporation of Wynne contain the following indemnification provision:

> To the fullest extent permitted by the Arkansas Business Corporation Act as it now exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director.

The Bylaws of The First National Corporation of Wynne contain the following indemnification provisions:

Section 1: Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of the State of Arkansas, as amended and as the same may be amended thereafter, against all expenses, liabilities, and losses (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any lawful manner by such person. Such right of indemnification shall not be exclusive of any other right which director or officer may have or hereafter acquire and, without limiting the generality of such statement, he shall be entitled to his right of indemnification under any agreement, vote of stockholders, provision of law, or otherwise, as well as his rights under this section.

Section 2: The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have power to indemnify such person.

Section 3: Expenses incurred by a director or officer of the Corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is, or was, a director or officer of another corporation, (or as its representative in a partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by, or on behalf of, such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant provisions of the Arkansas Business Corporation Act of 1987 as the same now exists or as it may hereafter be amended.

Section 4: If any provision of this Article or the application thereof to any person or circumstance is adjudicated invalid, such invalidity shall not affect other provisions or applications of the Article which lawfully can be given without the invalid provision or application.

The directors and officers of the Company are covered by an insurance policy issued by BancInsure up to $2,000,000 subject to a deductible.

No person has been authorized to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Offering Circular. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered under the Dividend Reinvestment Plan in any jurisdiction to any person to whom it is unlawful to make such offer.

This Offering Circular does not contain all the information provided in the Offering Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission, and to which portions reference is hereby made for further information with respect to the Company and the securities offered hereby. The Offering Statement may be inspected without charge at the offices of the Securities and Exchange Commission 450 Fifth Street, NW, Washington, DC 20549, and copies of all or any part of it may be obtained from the Securities and Exchange Commission upon payment of the prescribed fees.

Exhibit A

First National Corporation of Wynne And Subsidiary

Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

Contents

Page


The First National
Bank of Wynne
Your Bank. Your Home.

FIRST NATIONAL CORPORATION OF WYNNE AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATING INFORMATION

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

First National Corporation of Wynne and Subsidiary
December 31, 2009 and 2008

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

We have audited the accompanying consolidated balance sheet of First National Corporation of Wynne and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation of Wynne and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reynolds, Bone & Griesbeck PLC

April 15, 2010

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

CONSOLIDATED BALANCE SHEET

First National Corporation of Wynne and Subsidiary
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from banks	$ 19,102,580	$ 13,988,639
Interest-bearing deposits with banks	8,541,082	7,729,760
Federal funds sold	8,016,619	17,100,000
Total cash and cash equivalents	35,660,281	38,818,399
Securities held to maturity	20,569,094	-
Securities available for sale	44,924,033	51,162,875
Loans, net of allowance for loan losses	150,974,023	165,730,180
Premises and equipment, net	3,985,930	4,366,612
Accrued interest receivable	2,157,589	2,578,100
Foreclosed real estate	4,913,971	2,003
Equity in net assets of affiliate	3,826,254	3,877,205
Goodwill	4,798,092	4,798,092
Core deposit intangible	1,406,383	1,658,272
Other assets	8,196,546	7,273,747
Total assets	$281,412,196	$280,265,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 41,869,195	$ 40,301,832
Time deposits of $100,000 and over	57,406,456	60,303,744
Other interest-bearing	127,573,463	127,041,976
Total deposits	226,849,114	227,647,552
Securities sold under agreements to repurchase	1,074,817	792,398
FHLB advances	6,216,231	6,333,585
Note payable to bank	9,200,000	9,900,000
Accrued interest payable	323,812	500,270
Other liabilities	791,141	645,417
Total liabilities	244,455,115	245,819,222
Stockholders' equity		
Common stock, $.01 par value, 580,000 shares authorized, 280,834 and 280,246 shares issued in 2009 and 2008, respectively	2,808	2,802
Surplus	5,308,214	5,208,836
Retained earnings	32,026,426	31,261,065
Accumulated other comprehensive income (loss)	(380,367)	(2,026,440)
Total stockholders' equity	36,957,081	34,446,263
Total liabilities and stockholders' equity	$281,412,196	$280,265,485

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2009 and 2008

	2009	2008
Interest and dividend income		
Loans, including fees	$ 10,488,521	$ 12,224,854
Debt securities		
Taxable	2,268,545	2,204,328
Tax-exempt	962,966	793,236
Interest-bearing deposits with banks	97,168	232,264
Federal funds sold	16,112	299,778
Dividends	37,697	49,315
Total interest and dividend income	13,871,009	15,803,775
Interest expense		
Deposits	3,602,094	6,162,338
Borrowed funds	578,307	467,991
Total interest expense	4,180,401	6,630,329
Net interest income	9,690,608	9,173,446
Provision for loan losses	2,294,766	2,536,925
Net interest income after provision for loan losses	7,395,842	6,636,521
Noninterest income		
Total other-than-temporary losses on investment securities	(1,507,792)	-
Less portion of loss recognized in other comprehensive income	1,200,926	-
Other-than-temporary losses on investment securities, net	(306,866)	-
Investment securities disposition gains	52,562	12,866
Investment securities gains (losses), net	(254,304)	12,866
Service charges on deposit accounts	1,247,436	1,297,932
Trust income	88,013	94,055
Other charges and fees	499,580	327,734
Gains on foreclosed real estate	246,797	33,998
Other	129,337	119,221
	1,956,859	1,885,806
Noninterest expense		
Salaries	3,216,322	3,232,171
Employee benefits	758,999	751,542
Occupancy and equipment, net	972,707	992,722
Amortization of intangibles	251,889	251,890
Other	2,702,998	1,912,065
	7,902,915	7,140,390
Income before income taxes	1,449,786	1,381,937
Income taxes	174,038	208,507
Income before equity in net loss of affiliate	1,275,748	1,173,430
Equity in net loss of affiliate	(88,781)	(61,175)
Net income	$ 1,186,967	$ 1,112,255

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2009 and 2008

	Common Stock	Surplus
Balance at December 31, 2007	$ 2,718	$ 4,290,189
Comprehensive income (loss)		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $(1,248,900)	-	-
Reclassification adjustment, net of taxes		
Investment securities disposition gains (losses), net of taxes of $(4,921)	-	-
Total comprehensive income (loss)		
Common stock issued under dividend reinvestment plan	39	502,277
Stock repurchased and retired	(5)	(63,490)
Common stock issued upon exercise of stock options, including tax benefit of $141,640	50	436,590
Stock-based compensation, including $36,521 related to unconsolidated subsidiary	-	43,270
Cash dividends declared, $3.00 per share	-	-
Balance at December 31, 2008	2,802	5,208,836
Comprehensive income		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $920,188, including $3,508 unrealized holding gains related to unconsolidated subsidiary	-	-
Reclassification adjustments, net of taxes		
Other-than-temporary impairment, net of taxes of $117,376	-	-
Investment securities disposition gains (losses), net of taxes of $(20,105)	-	-
Total comprehensive income		
Common stock issued under dividend reinvestment plan	18	242,020
Stock repurchased and retired	(12)	(176,964)
Stock-based compensation related to unconsolidated subsidiary	-	34,322
Cash dividends declared, $1.50 per share	-	-
Balance at December 31, 2009	$ 2,808	$ 5,308,214

See notes to consolidated financial statements.

	Accumulated Other Comprehensive Income (Loss)		
Retained Earnings	Unrealized Gains (Losses) on Securities	Other-Than-Temporary-Impairment	Total
$ 30,985,526	$ (2,297)	$ -	$ 35,276,136
1,112,255	-	-	1,112,255
-	(2,016,198)	-	(2,016,198)
-	(7,945)	-	(7,945)
			(2,024,143)
			(911,888)
-	-	-	502,316
-	-	-	(63,495)
-	-	-	436,640
-	-	-	43,270
(836,716)	-	-	(836,716)
31,261,065	(2,026,440)	-	34,446,263
1,186,967	-	-	1,186,967
-	1,489,040	-	1,489,040
-	931,062	(741,572)	189,490
-	(32,457)	-	(32,457)
			1,646,073
			2,833,040
-	-	-	242,038
-	-	-	(176,976)
-	-	-	34,322
(421,606)	-	-	(421,606)
$ 32,026,426	$ 361,205	$ (741,572)	$ 36,957,081

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 1,186,967	$ 1,112,255
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	30,838	(221,784)
Premium amortization	437,608	215,308
Discount accretion	(452,383)	(563,363)
Investment securities (gains) losses	254,304	(12,866)
Depreciation and amortization	425,347	458,750
Provision for loan losses	2,294,766	2,536,925
Amortization of intangibles	251,889	251,890
Gains on foreclosed real estate	(246,797)	(33,998)
Loss on disposal of property and equipment	6,947	-
Equity in net loss of affiliate	88,781	61,175
Stock-based compensation	-	6,749
Net change in:		
Accrued interest receivable	420,511	622,274
Other assets	(1,971,096)	(172,736)
Accrued interest payable	(176,458)	(311,443)
Other liabilities	145,724	(827,131)
Net cash provided by operating activities	2,696,948	3,122,005
Cash flows from investing activities		
Activity in held to maturity securities:		
Maturities, prepayments and calls	1,935,128	-
Purchases	(22,617,848)	-
Activity in available for sale securities:		
Sales	-	637,862
Maturities, prepayments and calls	14,288,656	20,307,735
Purchases	(5,515,693)	(12,517,281)
Net decrease in loans	6,243,455	1,039,241
Purchases of premises and equipment	(51,612)	(282,689)
Disposition of foreclosed real estate, net	1,552,765	223,768
Net cash provided by (used for) investing activities	(4,165,149)	9,408,636

Continued

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from financing activities		
Net decrease in deposits	$ (798,438)	$ (4,165,687)
Net increase (decrease) in securities sold under agreements to repurchase	282,419	(78,598)
Proceeds from FHLB advances	-	5,000,000
Repayment of FHLB advances	(117,354)	(763,680)
Proceeds from note payable to bank	-	9,900,000
Repayment of note payable to bank	(700,000)	-
Exercise of stock options, including tax benefit of $0 and $141,640 in 2009 and 2008, respectively	-	436,640
Dividends paid	(179,568)	(334,400)
Purchase of common stock	(176,976)	(63,495)
Net cash provided by (used for) financing activities	(1,689,917)	9,930,780
Change in cash and cash equivalents	(3,158,118)	22,461,421
Cash and cash equivalents at beginning of year	38,818,399	16,356,978
Cash and cash equivalents at end of year	$ 35,660,281	$ 38,818,399

Supplemental cash flow information:		
Interest paid	$ 4,356,859	$ 6,941,772
Income taxes paid	435,679	583,781
Change in net unrealized securities gains (losses), net of taxes	1,642,565	(2,024,143)
Change in net unrealized securities gains (losses) related to unconsolidated subsidiary	3,508	-
Real estate acquired by foreclosure	6,217,936	98,178
Stock-based compensation related to unconsolidated subsidiary	34,322	36,521

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First National Corporation of Wynne (the Company) is a bank holding company that owns 100 percent of the outstanding common stock of The First National Bank of Wynne (the Bank). The Company offers banking and financial services to retail and commercial customers principally in Wynne and Harrisburg, Arkansas and Cross and contiguous counties.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of the fair value of investment securities, the determination of the allowance for loan losses, and the valuation of foreclosed real estate.

The fair value of investment securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of investment securities could change materially in the near term.

In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future loss provisions may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and valuation of foreclosed real estate. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses and the valuation of foreclosed real estate may change materially in the near term.

Continued

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and stated at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Federal Home Loan Bank (FHLB) stock, included in other assets, is carried at cost, which approximates fair value based on the redemption provisions of the FHLB. Federal Reserve Bank stock, carried at cost, is included in other assets.

Investments are evaluated for other-than-temporary impairment in accordance with GAAP, including the adoption on January 1, 2009 of FASB Staff Position (FSP) 115-2 and 124-2, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The FSP amends previous guidance on other-than-temporary impairment by clarifying the determination of when an investment is considered to be impaired, whether the impairment is other than temporary, and the measurement of the impairment loss. Investments are considered to be temporarily or other-than-temporarily impaired if their estimated fair value is less than amortized cost. Debt securities with an amortized cost basis less than fair value are other-than-temporarily impaired when 1) the Company intends to sell the debt security, 2) it is more likely than not that the Company will be required to sell the debt security before the recovery of the amortized cost basis, or 3) the Company does not expect to recover the entire amortized cost basis of the debt security (a credit loss). For all other-than-temporary impairment assessments, consideration is given to 1) length of time and the extent to which fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, external credit ratings and recent downgrades, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

When it is determined that an investment is other-than-temporarily impaired, the amortized cost of equity securities and debt securities (that the Company intends to sell or will be required to sell) are written down to fair value, and the loss is included in other-than-temporary impairment loss in the consolidated statement of income. For debt securities the Company does not intend to sell or expect to be required to sell, the other-than-temporary impairment is divided into 1) credit loss, which is

Continued

included in other-than-temporary impairment loss in the consolidated statement of income and 2) other factors loss, which is included as a separate component of accumulated other comprehensive income. A credit loss is recognized when the present value of the expected cash flows to be collected is less than the amortized cost basis of the debt security. The investment's cost basis is not adjusted for subsequent recoveries or temporary declines in fair value, which are included in other comprehensive income.

Loans

Loans are reported at their outstanding principal balances, net of unearned fees and an allowance for loan losses. Interest income is accrued on the principal balances outstanding. Direct loan origination costs are deferred and amortized as an adjustment to yield.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Generally, accrual of interest is discontinued on loans past due 90 days or more unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis generally by the fair value of collateral securing the loan. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are generally applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses in the loan portfolio. Loans are charged against the allowance for loan losses when management believes that the collectability of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth and composition of the portfolio, homogenous pools of loans, risk ratings of specific loans, historical loan loss factors, identified impaired loans and other factors. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. Portions of the allowance may be allocated for specific loans; however, the entire allowance is available for any loan that, in management's judgment, should be charged off.

The Company's allowance for loan losses consists of three elements: 1) specific valuation allowances established for probable losses on specific loans that are classified as doubtful, substandard or special mention; 2) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends; and 3) general valuation allowances determined based on environmental factors including quarterly trend assessments in delinquent and nonaccrual loans, credit concentrations, prevailing economic conditions, and other qualitative risk factors both internal and external to the Company.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Long-lived Assets

Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets. Costs of additions, replacements or improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in an acquisition accounted for using the purchase method. At December 31, 2009 and 2008, the Company had goodwill in the amount of $4,798,092 as a result of acquiring The Bank of Harrisburg in August 2005.

Continued

Identifiable intangible assets consist of a $2,518,896 core deposit intangible that is being amortized using the straight-line method over a period of 10 years. Accumulated amortization was $1,112,513 and $860,624 at December 31, 2009 and 2008, respectively. Amortization expense for each of the next 5 years is estimated to be $251,889.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In addition, goodwill is reviewed for impairment annually. For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of an asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. For goodwill, if the carrying amount of goodwill exceeds the implied fair value of goodwill (as defined by GAAP), an impairment loss is recognized in an amount equal to the excess.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Income Taxes

The Company and the Bank file consolidated income tax returns. Income tax expense or benefit is allocated to the Company and Bank on a separate return basis. Pursuant to a tax-sharing agreement between them, the Bank pays to the Company the amount of any income tax benefit created by the Company's taxable loss.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to reduce future federal and state income taxes.

In accordance with GAAP, the Company has adopted the provisions relating to accounting for uncertainty in income taxes as of January 1, 2009. Prior to the implementation of the provisions, the Company accounted for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company records interest expense and penalties related to uncertain tax positions as interest expense and other noninterest expense, respectively. Income tax returns for 2006 and subsequent years are subject to examination by taxing authorities.

Continued

Stock-Based Compensation

GAAP requires recognition of the cost of employee services received in exchange for awards of share-based compensation based on the grant-date fair value of the awards with the cost to be recognized over the vesting period.

Comprehensive Income

GAAP requires that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a single component of the stockholders' equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Trust Assets

Assets of the Bank's trust department, other than cash on deposit at the Bank, are not included in the accompanying consolidated financial statements because they are not assets of the Company.

Subsequent Events

Management has reviewed events occurring through April 15, 2010, the date the financial statements were available to be issued, and no subsequent events occurred requiring accrual or disclosure.

Reclassifications

Certain 2008 amounts have been reclassified to conform to the 2009 presentation.

2. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, follows:

	Held to Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
States and political subdivisions	$ 3,481,627	$ 4,504	$ 56,096	$ 3,430,035
Residential mortgage-backed securities	15,304,585	273,068	37,677	15,539,976
Residential collateralized mortgage obligations	1,782,882	102,720	-	1,885,602
	$ 20,569,094	$ 380,292	$ 93,773	$ 20,855,613

There were no securities held to maturity at December 31, 2008.

	Available For Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
U.S. Treasury	$ 249,877	$ 1,363	$ -	$ 251,240
States and political subdivisions	20,994,023	598,322	81,368	21,510,977
Residential mortgage-backed securities	15,363,455	594,943	-	15,958,398
Residential collateralized mortgage obligations	8,689,807	-	1,748,566	6,941,241
Corporate debt securities	248,531	13,646	-	262,177
	$ 45,545,693	$ 1,208,274	$ 1,829,934	$ 44,924,033

Continued

	Available For Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008				
U.S. Treasury	$ 249,053	$ 9,747	$ -	$ 258,800
U.S. Government agencies and corporations	175,000	110	-	175,110
States and political subdivisions	20,029,617	123,738	306,642	19,846,713
Residential mortgage-backed securities	22,613,972	428,451	16,971	23,025,452
Residential collateralized mortgage obligations	11,128,622	-	3,546,758	7,581,864
Corporate debt securities	248,295	26,641	-	274,936
	$ 54,444,559	$ 588,687	$ 3,870,371	$ 51,162,875

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Held to Maturity			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2009				
States and political subdivisions	$ 56,096	$ 3,083,739	$ -	$ -
Residential mortgage-backed securities	37,677	4,692,209	-	-
Residential collateralized mortgage obligations	-	-	-	-
	$ 93,773	$ 7,775,948	$ -	$ -

	Available For Sale			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2009				
U.S. Treasury	$ -	$ -	$ -	$ -
States and political subdivisions	62,062	3,589,532	19,306	380,077
Residential mortgage-backed securities	-	-	-	-
Residential collateralized mortgage obligations	-	-	1,748,566	6,941,241
Corporate debt securities	-	-	-	-
	$ 62,062	$ 3,589,532	$ 1,767,872	$ 7,321,318
December 31, 2008				
U.S. Treasury	$ -	$ -	$ -	$ -
U.S. Government agencies and corporations	-	-	-	-
States and political subdivisions	293,215	9,936,413	13,427	213,727
Residential mortgage-backed securities	16,971	1,824,133	-	-
Residential collateralized mortgage obligations	3,546,758	7,581,864	-	-
Corporate debt securities	-	-	-	-
	$ 3,856,944	$ 19,342,410	$ 13,427	$ 213,727

The fair value of securities varies from period to period due to changes in interest rates and changes in credit performance of the underlying issuer, among other factors. During 2009, the Company recorded other-than-temporary impairment loss on investment securities of $306,866. The losses related to four private label residential collateralized mortgage obligations where the Company concluded that it was no longer probable that all contractual principal and interest payments would be collected when due.

A summary of the cumulative credit related other-than-temporary impairment losses recognized in the consolidated statement of income for debt securities still held by the Company at December 31, 2009 follows:

Balance at beginning of year	$ -
Credit losses for which an other-than-temporary impairment was not previously recognized	306,866
Balance at end of year	$ 306,866

The declines in value displayed above are generally attributable to changes in market interest rates, downgrades in credit ratings, and the effects of a downturn in economic activity. Based on management's review of investment securities for impairment, the Company has concluded that the unrealized losses on investment securities as displayed above do not represent additional other-than-temporary impairments as of December 31, 2009.

The amortized cost and approximate fair values of debt securities at December 31, 2009 by contractual maturity are presented below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities and collateralized mortgage obligations are shown separately since they are not due at a single maturity date.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 369,877	$ 372,363
Due in one to five years	-	-	6,450,510	6,683,834
Due in five to ten years	-	-	6,385,925	6,610,179
Due after ten years	3,481,627	3,430,035	8,286,119	8,358,018
	3,481,627	3,430,035	21,492,431	22,024,394
Mortgage-backed securities and collateralized mortgage obligations	17,087,467	17,425,578	24,053,262	22,899,639
	$ 20,569,094	$ 20,855,613	$ 45,545,693	$ 44,924,033

Proceeds from sales of securities available for sale, gross realized gains and gross realized losses on such sales were as follows:

	2009	2008
Proceeds from sales	$ -	$ 637,862
Gross realized gains	$ -	$ 7,862
Gross realized losses	-	-
Net realized gains	$ -	$ 7,862

Investment securities with aggregate carrying value of $57,465,000 and $46,042,000 at December 31, 2009 and 2008, respectively, were pledged to secure public funds, trust deposits, and for other purposes required or permitted by law.

3. LOANS

A summary of loans by category follows:

	2009	2008
Construction and land development	$ 9,185,125	$ 15,550,859
Farmland	15,417,841	15,280,368
1-4 family residential real estate	21,669,135	22,530,397
Other real estate	44,031,118	42,815,941
Agricultural	33,707,559	39,355,547
Commercial	22,335,607	25,386,137
Consumer	7,416,056	7,317,981
Other	446,466	1,514,858
	154,208,907	169,752,088
Less: Unearned fees	63,312	80,389
Allowance for loan losses	3,171,572	3,941,519
	$ 150,974,023	$ 165,730,180

Direct and indirect loans, including undisbursed loan commitments, to executive officers and directors and their related interests totaled approximately $12,098,000 and $10,121,000 at December 31, 2009 and 2008, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and do not involve more than normal risk of collectability.

The Company evaluates the credit risk of each customer on an individual basis and when deemed appropriate, collateral is obtained. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, agricultural crops and livestock, personal guarantees and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On a regular basis, the Company monitors its collateral position relative to the loan balance outstanding and takes the appropriate action, as necessary.

The Company primarily grants commercial, agribusiness, residential and consumer loans to customers in Wynne and Harrisburg, Arkansas and Cross and contiguous counties, all of which are affected by the general economic conditions of the area. Although the Company reviews the diversification of the loan portfolio on a regular basis to avoid concentrations of credit risk, the overall quality of the loan portfolio and the borrowers' ability to repay the loans are, to some extent, affected by the health of the local economy taken as a whole. As of December 31, 2009 and 2008, the Company had a significant concentration of loans to customers in the agricultural sector and a substantial portion of the loan portfolio was collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Activity in the allowance for loan losses was as follows:

	2009	2008
Balance at beginning of year	$ 3,941,519	$ 3,416,526
Provision for loan losses	2,294,766	2,536,925
Loans charged-off	(3,095,971)	(3,569,535)
Recoveries	31,258	1,557,603
Balance at end of year	$ 3,171,572	$ 3,941,519

Loans considered impaired totaled $11,451,000 and $4,386,000 at December 31, 2009 and 2008, respectively, of which $7,036,000 and $4,386,000 were on nonaccrual status. The allowance for loan losses related to impaired loans was approximately $1,892,000 and $2,110,000 at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the Bank had additional nonaccrual loans of approximately $220,000 and $12,570,000, respectively, for which impairment had not been recognized. Interest income that would have been earned if nonaccrual loans had performed in accordance with their original terms was approximately $999,000 for 2009 and $525,000 for 2008. Loans past due 90 days or more and still accruing interest totaled approximately $14,000 and $88,000, at December 31, 2009 and 2008, respectively. There were no commitments to lend additional funds in connection with impaired or nonaccrual loans.

Included above are impaired loans of $6,946,000 and $4,138,000 and nonaccrual loans of $4,000,000 and $12,345,000 as of December 31, 2009 and 2008, respectively, from borrowers outside of the Company's trade area and secured by various real estate.

4. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

	2009	2008
Land	$ 684,207	$ 684,207
Buildings and leasehold improvements	5,525,057	5,643,894
Equipment, furniture and fixtures	4,124,559	4,165,616
	10,333,823	10,493,717
Less accumulated depreciation and amortization	6,347,893	6,127,105
	$ 3,985,930	$ 4,366,612

The Company leases real property under agreements classified as operating leases. The Company has options to renew the leases for various terms. Future minimum lease payments at December 31, 2009 are as follows: 2010 - $6,300. Rent expense under the leases was $50,350 in 2009 and $51,850 in 2008.

5. EQUITY IN NET ASSETS OF AFFILIATE

In August 2005, the Company acquired 100% of the outstanding stock of The Bank of Harrisburg. The acquisition allowed the Company to expand its presence in Harrisburg, Arkansas and the surrounding area.

In January 2006, substantially all of the assets and liabilities of The Bank of Harrisburg were merged into The First National Bank of Wynne. The charter of The Bank of Harrisburg was relocated to Flippin, Arkansas and the name changed to Twin Lakes Community Bank (Twin Lakes). Twin Lakes was recapitalized with approximately $11.8 million, including the Company's remaining investment in The Bank of Harrisburg of $4,108,950. As a result, the Company owns approximately 35% of Twin Lakes, which began operation as a full-service commercial bank in February 2006.

Continued

This investment is accounted for under the equity method of accounting. The results of operations and financial position of Twin Lakes as of and for the years ended December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Condensed results of operations information:		
Total interest income	$ 4,110,000	$ 3,343,000
Net interest income	$ 2,392,000	$ 1,961,000
Net income (loss)	$ (254,000)	$ (175,000)
Company's equity in net loss	$ (88,781)	$ (61,175)
Condensed balance sheet information:		
Loans, net	$ 57,287,000	$ 53,373,000
Total assets	$ 66,810,000	$ 60,738,000
Deposits	$ 55,640,000	$ 49,470,000
Stockholders' equity	$ 10,931,000	$ 11,080,000

6. DEPOSITS

At December 31, 2009 and 2008, total public fund deposits were approximately $33,982,000 and $43,627,000, respectively.

At December 31, 2009, scheduled maturities of certificates of deposit are as follows:

Less than one year	$ 90,115,900
One to three years	3,298,200
Three to five years	73,700
More than five years	-
	$ 93,487,800

7. BORROWED FUNDS

FHLB Advances

The Bank has a credit facility of approximately $51,000,000 with the Federal Home Loan Bank. Advances are secured by certain qualifying collateral pursuant to a Blanket Agreement for Advances and Security Agreement (Security Agreement). The qualifying collateral consists of the Bank's investment in FHLB common stock and a blanket pledge of certain 1-4 family residential mortgages, certain multifamily mortgages, and certain small business loans, all exclusive of such loans 90 days or more past due. The Security Agreement provides that the aggregate amount of qualifying collateral shall be maintained at a level that equals or exceeds 150% of the FHLB advances outstanding. Advances payable to the Federal Home Loan Bank totaled $6,216,231 at December 31, 2009 and $6,333,585 at December 31, 2008. The advances bear interest at fixed rates ranging from 2.72% to 5.76% (2.72% to 5.76% at December 31, 2008).

Principal payments on the advances are due as follows:

2010	$ 5,124,289
2011	1,091,942

Note Payable to Bank

During 2008, the Company increased its $6,000,000 line of credit with a bank to $10,000,000. The line of credit, which was extended during 2009, matures January 6, 2010, with interest at the greater of 4.00% or the prime rate plus 0.50% (4.00%at December 31, 2009) payable quarterly and is secured by stock of the Bank owned by the Company. The outstanding balance at December 31, 2009 and December 31, 2008 was $9,200,000 and $9,900,000, respectively.

The line of credit contains certain affirmative covenants including, but not limited to, conduct of the Company's business, financial reporting, maintenance of certain capital ratios in accordance with federal regulations, maintenance of a minimum ratio of Tier 1 Capital to the difference between total assets less goodwill of not less than 8.00%, and maintenance of adequate loan loss reserves on a quarterly basis of not less than 100% of nonperforming loans. Events of default include, but are not limited to, failure to pay an obligation when due, breach of any covenant, bankruptcy, change in control, issuance of supervisory actions by bank regulatory authorities, nonperforming loans in excess of 2.25% of total loans, and maintenance of return on average assets of at least 1%. As of December 31, 2009, the Company was in violation of certain covenants noted above and was in default under terms of the line of credit. The lender has waived the Company's requirement to comply with these covenants for the year ended December 31, 2009 and for the period January 1, 2010 through April 15, 2010.

On April 6, 2010, the line of credit was restructured into two loan agreements. The agreements provide for a $4,000,000 revolving line of credit and a $5,200,000 term note, with interest at the greater of 5.00% or the prime rate plus 2.00%. The line of credit matures April 2011, with interest payable quarterly. The term note matures April 2013 and is payable in monthly installments of principal and interest of $60,376. Both loan agreements are secured by the stock of the Bank owned by the Company and all personal property of the Company as defined in the agreements. Both loan agreements also contain certain affirmative covenants including maintenance of certain capital ratios in accordance with federal regulations, maintenance of a minimum ratio of Tier 1 Capital to the difference between total assets less goodwill of not less than 8.00%, maintenance of return on average assets of at least 0.50%, maintenance of non-performing loans to a percentage of gross loans as defined in the agreement, and a limitation on additional borrowings by the Company.

Federal Funds Purchased

The Bank has secured and unsecured federal funds line of credit agreements with two financial institutions. The maximum borrowings available under these lines total $14,500,000. These lines support short-term liquidity and generally can be used for one to fourteen consecutive business days, depending on the lending institution. There were no outstanding borrowings at December 31, 2009 and 2008.

8. RETIREMENT PLANS

The Company sponsors a qualified 401(k) profit sharing plan (Plan) that allows eligible employees to defer a portion of their salaries. The Plan provides for the Company to make matching and annual discretionary contributions to the Plan. The Company's expense related to the Plan was $143,850 and $134,323 in 2009 and 2008, respectively.

The Company previously sponsored an employee stock ownership plan (ESOP) for the benefit of employees meeting certain minimum age and length of service requirements. During 2006, the ESOP was merged into the Company's 401(k) profit sharing plan.

Effective January 1, 2009, a new ESOP was formed with the Plan transferring all of the stock of the Company held by the Plan (24,790 shares as of December 31, 2008) and the dividends in the Plan attributable to such stock to the ESOP. All participants had a total account balance in the two plans immediately after the transfer equal to the participants' accounts in the Plan immediately before the transfer. The terms of the plan were substantially the same as the previous Plan.

The ESOP plan is frozen and therefore, the Bank did not contribute to the Plan in 2009. The dividends on ESOP shares are held in ESOP money market accounts and are not used to buy more shares for the participants. During 2009, 1,236 shares were redeemed. At December 31, 2009, allocated shares in the ESOP were 23,554. The fair value of ESOP shares allocated was approximately $3,180,000. Upon plan participant request and subsequent board approval, shares are redeemed with remaining cash in the ESOP and the remainder is paid by the Company (which effectively is repurchasing the shares). The Company pays the amount to the ESOP plan, and the ESOP plan then pays the employee for their shares. Shares are retired upon purchase by the Company. There are no loans to the ESOP at December, 31, 2009. At December 31, 2009, there were no unallocated, suspense or committed-to-be-released shares.

Continued

9. DEFERRED COMPENSATION

In 2005, the Company established a Performance Compensation Plan providing for the granting of performance shares to certain key employees. Participants are granted performance shares entitling the participants to receive deferred compensation in cash equal to the increase in the per share value of the Company's common stock. In 2005, 2,500 performance shares were granted. The performance shares vest over five years. Compensation expense (income) of $8,000 and $(3,900) was recognized under the Plan in 2009 and 2008, respectively.

10. INCOME TAXES

Income taxes consist of the following:

	2009	2008
Current		
Federal	$ 133,700	$ 372,032
State	9,500	58,259
	143,200	430,291
Deferred		
Federal	21,138	(182,753)
State	9,700	(39,031)
	30,838	(221,784)
	$ 174,038	$ 208,507

The reasons for the difference between income taxes on income before income taxes and the amount computed by applying the statutory federal income tax rate of 34% relate principally to tax-exempt interest income, life insurance income, state income taxes and certain nondeductible expenses.

Deferred income taxes included in other assets in the accompanying consolidated balance sheet consist of:

	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 998,621	$ 1,344,568
Depreciation and amortization	82,708	45,260
Deferred expenses	82,963	73,005
Foreclosed real estate	43,944	43,944
Intangibles	425,536	329,188
Alternative minimum tax credit carryover	132,800	-
Other	32,600	-
Net unrealized securities losses	237,785	1,255,244
	2,036,957	3,091,209
Deferred tax liability - deferred income	(9,974)	(15,929)
	$ 2,026,983	$ 3,075,280

11. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk, interest rate risk and liquidity risk, which are not recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet instruments.

Continued

Financial instruments whose contract amounts represent credit risk at December 31, 2009 and 2008 are as follows:

	2009	2008
Commitments to extend credit	$ 40,503,000	$ 10,746,000
Letters of credit	5,691,000	4,481,000

For commitments to extend credit and letters of credit, the nature and amount of collateral obtained by the Company varies based on management's credit evaluation of the counterparty. Some of the commitments to extend credit and most of the letters of credit are expected to expire without being drawn upon. Accordingly, the face amounts of these off-balance-sheet instruments do not necessarily represent future cash requirements of the Company.

Other

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial position.

12. FAIR VALUE OF ASSETS AND LIABILITIES

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities, as well as non-financial assets and liabilities which are re-measured at least annually. As of January 1, 2008, the Company adopted the fair value measurement requirement under GAAP for financial assets and liabilities recognized at fair value on a recurring and nonrecurring basis. As of January 1, 2009, the Company adopted the fair value measurement requirements under GAAP for non-financial assets and liabilities recognized at fair value on a nonrecurring basis.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

The Company groups its assets and liabilities measured at fair value in three levels based on the reliability of valuation inputs used to determine fair value. The proper level of fair value measurement is determined based on the lowest level of significant input. The levels are as follows:

- Level 1 valuations are based on quoted prices in active markets for identical assets or liabilities.
- Level 2 valuations are based on inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (i.e. markets in which there are few transactions for the assets or liabilities, the prices are not current, or price quotes vary substantially either over time or among market makers), and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3 valuations are based on modeling techniques using significant assumptions that are not observable in the market. The assumptions reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair Value Measurements

Financial assets and liabilities measured at fair value on a recurring basis include the following:

Securities available for sale: The Company generally uses third party pricing services to determine the fair value of its Level 2 securities. The third party pricing services use industry-standard models to price U.S. Treasury, U. S. government agency, residential mortgage-backed securities, residential collateralized mortgage obligations, and corporate debt securities that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Municipal securities are generally valued using matrix or grid pricing, provided by third party pricing services.

Continued

Information pertaining to securities available for sale measured at fair value on a recurring basis aggregated by valuation input level follows:

	Level 1	Level 2	Level 3	Fair Value
December 31, 2009				
U.S. Treasury	$ -	$ 251,240	$ -	$ 251,240
States and political subdivisions	-	21,510,977	-	21,510,977
Residential mortgage-backed securities	-	15,958,398	-	15,958,398
Residential collateralized mortgage obligations	-	6,941,241	-	6,941,241
Corporate debt securities	-	262,177	-	262,177
	$ -	$ 44,924,033	$ -	$ 44,924,033
December 31, 2008				
U.S. Treasury	$ -	$ 258,800	$ -	$ 258,800
U.S. Government agencies and corporations	-	175,110	-	175,110
States and political subdivisions	-	19,846,713	-	19,846,713
Residential mortgage-backed securities	-	23,025,452	-	23,025,452
Residential collateralized mortgage obligations	-	7,581,864	-	7,581,864
Corporate debt securities	-	274,936	-	274,936
	$ -	$ 51,162,875	$ -	$ 51,162,875

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Impaired loans: A loan is considered impaired when it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Certain individually identified impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are generally estimated using Level 2 inputs based on observable market data.

Impaired loans with a fair value of approximately $9,559,000 and $2,276,000 (carrying value of $11,451,000 and $4,386,000 reduced by specific allocations to the allowance for loan losses of approximately $1,892,000 and $2,110,000) at December 31, 2009 and 2008, respectively, were valued using Level 2 inputs.

Foreclosed real estate: Foreclosed real estate is carried at fair value less estimated cost to sell. The inputs for the valuation of these assets are generally based on recent appraisals for the real estate. Recent appraisals are generally estimated using Level 2 inputs based on observable market data. As of December 31, 2009, foreclosed real estate with a fair value and carrying value of $4,913,971 was valued using Level 2 inputs.

Fair Value of Financial Instruments

GAAP requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or nonrecurring basis. The methodologies for the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or nonrecurring basis are discussed above. The methodologies for other financial assets and financial liabilities are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair value.

Securities held to maturity: Fair values are based on industry standard models from third party pricing services.

Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of accrued interest receivable approximates fair value.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates fair value.

Borrowings: The carrying amount of federal funds purchased, securities sold under agreements to repurchase, and note payable to bank approximate fair value. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of FHLB advances.

Off-balance-sheet credit-related instruments: The contract amounts of off-balance-sheet lending commitments approximate fair value.

Continued

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 35,660,281	$ 35,660,281	$ 38,818,399	$ 38,818,399
Securities held to maturity	20,569,094	20,855,613	-	-
Securities available for sale	44,924,033	44,924,033	51,162,875	51,162,875
Loans, net	150,974,023	150,500,000	165,730,180	166,200,000
Accrued interest receivable	2,157,589	2,157,589	2,578,100	2,578,100
Financial liabilities:				
Deposits	226,849,114	227,100,000	227,647,552	228,000,000
Securities sold under agreements to repurchase	1,074,817	1,074,817	792,398	792,398
FHLB advances	6,216,231	6,239,000	6,333,585	6,386,000
Note payable to bank	9,200,000	9,200,000	9,900,000	9,900,000
Accrued interest payable	323,812	323,812	500,270	500,270

The carrying amounts in the preceding table are included in the consolidated balance sheet under the applicable captions.

13. STOCK-BASED COMPENSATION

1998 Plan

In February 1998, the Company established a Nonqualified Stock Option Plan (1998 Plan) and authorized up to 26,800 shares of stock to be issued upon exercise of related options. In June 1998, the Company granted to the directors of the Company options to purchase a total of 20,000 shares of Company stock at an exercise price of $59 per share. The options vested immediately and would have terminated if not exercised prior to June 2, 2008. Options for 5,000 shares were exercised in 2008. Options for 15,000 shares were exercised in years prior to 2007. There were no shares exercisable at December 31, 2009 and 2008.

In September 1998, the Company granted stock options for 2,500 shares to a key employee with an exercise price of $59 per share. The options vested ratably over a period of five years from the grant date and would have terminated if not exercised prior to September 22, 2008. Options for 2,500 shares were exercised during 2005.

In January 2004, the Company granted stock options for 2,500 shares, with an exercise price of $99.30 per share, to a director. The options vested immediately. The options will terminate if not exercised prior to December 31, 2013. Options for 2,500 shares were exercisable at December 31, 2009 and 2008.

All of the above options are subject to the terms and conditions of the 1998 Plan that gives the Company the right to limit the transferability of the options by the participant. The options are also subject to being immediately revoked and terminated if the board service or employment of the participant is terminated for cause as provided in the Plan.

2006 Plans

During 2006, the Company established an Incentive Stock Option Plan of 2006 and a Non-Qualified Stock Option Plan of 2006 (2006 Plans) and authorized up to 20,000 shares of stock to be issued upon exercise of related options. The maximum number of options to be granted is 7,500 under the Incentive Stock Option Plan and 12,500 under the Non-Qualified Stock Option Plan. In February 2006, the Company granted to an officer of the Company options to purchase a total of 2,896 shares of Company stock at an exercise price of $116.28 per share. One-half of the options vested immediately with the remaining options vesting equally in 2007 and 2008. The options will terminate if not exercised prior to February 2016. No options were exercised in 2009 or 2008. Compensation expense was $0 and $6,749 in 2009 and 2008, respectively.

The fair value of options granted in 2006 was estimated using an option pricing model with the following weighted-average assumptions as of the grant date:

Risk-free interest rate	4.5%
Expected life	8 years
Expected volatility	10.0%
Dividend yield	2.5%

14. DIVIDEND REINVESTMENT PLAN

The Company established a Dividend Reinvestment Plan (DRIP) in 1999 (subsequently amended in 2006), which authorizes the issuance of 40,000 shares of common stock to shareholders who choose to reinvest their cash dividends. On a semi-annual basis, shares may be purchased with reinvested dividends without brokerage commissions. The Company issued 1,826 and 3,849 shares under the DRIP in 2009 and 2008, respectively.

15. REGULATORY MATTERS

Dividends

The payment of dividends is determined by the Board of Directors after considering various factors including the amount of dividends the Company receives from the Bank. Banking laws and regulations limit the payment of dividends by the Company without prior regulatory approval.

The amount of dividends that the Bank may pay is limited by applicable laws and regulations. Prior regulatory approval is required if dividends declared exceed net earnings of the current year (as defined) plus retained net earnings for the preceding two years. During the years ended December 31, 2009 and 2008, The First National Bank of Wynne paid dividends to the Company of $1,200,000 and $705,000, respectively.

Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following tables) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Company and Bank meet all capital adequacy requirements to which they are subject.

Continued

As of December 31, 2009, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's prompt corrective action category.

As a condition for regulatory approval of dividends paid to the Company in 2005, the Bank has agreed to maintain Tier I capital to average assets of at least 8% and Tier I capital to risk-weighted assets of at least 12%.

Actual capital amounts and ratios for the Company and the Bank are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 33,917	15.3%	$ 17,789	8.0%	N/A	N/A
Bank	30,125	14.3%	16,904	8.0%	$ 21,130	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	31,133	14.0%	8,894	4.0%	N/A	N/A
Bank	27,494	13.0%	8,452	4.0%	12,678	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	31,133	11.1%	11,238	4.0%	N/A	N/A
Bank	27,494	10.2%	10,786	4.0%	13,482	5.0%
As of December 31, 2008						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 32,646	15.5%	$ 16,831	8.0%	N/A	N/A
Bank	28,659	14.7%	15,649	8.0%	$ 19,562	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	30,016	14.3%	8,415	4.0%	N/A	N/A
Bank	26,744	13.7%	7,825	4.0%	11,737	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	30,016	11.0%	10,912	4.0%	N/A	N/A
Bank	26,744	10.4%	10,321	4.0%	12,902	5.0%

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING INFORMATION

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

Our report on our audit of the consolidated financial statements of First National Corporation of Wynne and Subsidiary for 2009 appears on page 1. The audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The 2009 consolidating information on pages 34 and 35 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

April 15, 2010

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

CONSOLIDATING BALANCE SHEET

First National Corporation of Wynne and Subsidiary
December 31, 2009

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
ASSETS				
Cash and due from banks	$ 2,096,878	$ 19,102,580	$ (2,096,878)	$ 19,102,580
Interest-bearing deposits with banks	-	8,541,082	-	8,541,082
Federal funds sold	-	8,016,619	-	8,016,619
Securities held to maturity	-	20,569,094	-	20,569,094
Securities available for sale	-	44,924,033	-	44,924,033
Investment in subsidiary	33,314,067	-	(33,314,067)	-
Loans, net of allowance for loan losses	1,948,099	149,025,924	-	150,974,023
Premises and equipment, net	-	3,985,930	-	3,985,930
Accrued interest receivable	-	2,157,589	-	2,157,589
Foreclosed real estate	4,098,124	815,847	-	4,913,971
Equity in net assets of affiliate	3,826,254	-	-	3,826,254
Goodwill	-	4,798,092	-	4,798,092
Core deposit intangible	-	1,406,383	-	1,406,383
Other assets	1,038,310	7,158,236	-	8,196,546
Total assets	$ 46,321,732	$ 270,501,409	$ (35,410,945)	$ 281,412,196
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits	$ -	$ 228,945,992	$ (2,096,878)	$ 226,849,114
Securities sold under agreements to repurchase	-	1,074,817	-	1,074,817
FHLB advances	-	6,216,231	-	6,216,231
Note payable to bank	9,200,000	-	-	9,200,000
Accrued interest payable	24,234	299,578	-	323,812
Other liabilities	140,417	650,724	-	791,141
Total liabilities	9,364,651	237,187,342	(2,096,878)	244,455,115
Stockholders' equity				
Common stock	2,808	700	(700)	2,808
Surplus	5,308,214	20,263,177	(20,263,177)	5,308,214
Retained earnings	32,026,426	13,434,065	(13,434,065)	32,026,426
Accumulated other comprehensive income (loss)	(380,367)	(383,875)	383,875	(380,367)
Total stockholders' equity	36,957,081	33,314,067	(33,314,067)	36,957,081
Total liabilities and stockholders' equity	$ 46,321,732	$ 270,501,409	$ (35,410,945)	$ 281,412,196

CONSOLIDATING STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiary
Year Ended December 31, 2009

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
Interest and dividend income				
Loans, including fees	$ -	$ 10,488,521	$ -	$ 10,488,521
Debt securities	-	3,231,511	-	3,231,511
Interest-bearing deposits with banks	-	97,168	-	97,168
Federal funds sold	-	16,112	-	16,112
Dividends	-	37,697	-	37,697
Total interest and dividend income	-	13,871,009	-	13,871,009
Interest expense	333,446	3,846,955	-	4,180,401
Net interest income (expense)	(333,446)	10,024,054	-	9,690,608
Provision for loan losses	496,071	1,798,695	-	2,294,766
Net interest income (expense) after provision for loan losses	(829,517)	8,225,359	-	7,395,842
Noninterest income				
Investment securities gains (losses), net	-	(254,304)	-	(254,304)
Service charges on deposit accounts	-	1,247,436	-	1,247,436
Trust income	-	88,013	-	88,013
Other charges and fees	-	499,580	-	499,580
Gains on foreclosed real estate	231,529	15,268	-	246,797
Other	-	129,337	-	129,337
Equity in earnings of subsidiary	1,698,323	-	(1,698,323)	-
	1,929,852	1,725,330	(1,698,323)	1,956,859
Noninterest expense				
Salaries	-	3,216,322	-	3,216,322
Employee benefits	-	758,999	-	758,999
Occupancy and equipment, net	-	972,707	-	972,707
Amortization of intangibles	-	251,889	-	251,889
Other	86,787	2,616,211	-	2,702,998
	86,787	7,816,128	-	7,902,915
Income before income taxes (credit)	1,013,548	2,134,561	(1,698,323)	1,449,786
Income taxes (credit)	(262,200)	436,238	-	174,038
Income before equity in net loss of affiliate	1,275,748	1,698,323	(1,698,323)	1,275,748
Equity in net loss of affiliate	(88,781)	-	-	(88,781)
Net income	$ 1,186,967	$ 1,698,323	$ (1,698,323)	$ 1,186,967

Part III - Exhibits

Exhibit Index

Exhibit Number	Description
(2)	*Charter and Bylaws of First National Corporation of Wynne
(4)	*Authorization Form for Dividend Reinvestment Plan (included as Appendix II to Offering Circular)
(10)(a)(i)	Consent of Reynolds, Bone & Griesbeck, P.L.C.
(ii)	*Consent of Gerrish McCreary Smith, PC, Attorneys, included in Exhibit (11)
(iii)	*Consent of Southard Financial
(11)	*Opinion regarding legality

* Previously filed.

Exhibit (10)(a)(i)

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in the Offering Circular constituting part of this Regulation A Offering Statement on Form 1-A of our report dated April 15, 2010 relating to the consolidated financial statements of First National Corporation of Wynne and Subsidiary, which appears in such Offering Circular. We also consent to the reference to our firm under the heading "Experts" in such Offering Circular.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee
April 27, 2010

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wynne, State of Arkansas, on July 6, , 2010.

First National Corporation of Wynne



By: ______________________
John Ed Gregson
President



By: ______________________
Dianne Henderson
Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.



Bobby Caldwell, Director — Date 7-6-2010



Danny Clements, Director — Date 7-6-2010



John Ed Gregson, President and Director — Date 7-6-10



Stephen B. Meyer, Director — Date 7/6/10



C.B. Mobery, Jr., Director — Date 7-6-2010



W.D. Stewart, Jr., Director — Date 7-6-10



Dianne Henderson, Treasurer — Date 7-6-10